03003770

1/23

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vermilion Resources Ltd.

*CURRENT ADDRESS 2800, 400 4th Avenue, SW
Calgary, Alberta
Canada T2P 0J4

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34704 FISCAL YEAR 12/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 2/10/03


next?
vermilion
resources ltd.
01


Q|1


Q|3




Q|7


Q|8

CONTENTS

Note: 6:1 natural gas conversion unless stated otherwise



next?





ANSWERING YOUR QUESTIONS

Reflecting on my tenure as President and CEO of Vermilion, I realize the tremendous growth and changes that have occurred since Claudio, Lorenzo and I started the Company eight years ago. Our oil and gas production has grown to more than 26,000 boe/d and our TSE market capitalization has increased to $620,000,000 from a mere $200,000. But growth and volatile market conditions have not altered our two core principles—our successful value-added growth strategy; and honest, timely and direct communication with our shareholders.

To provide you with a better understanding of what's next for Vermilion, we began our annual report this year by talking about the most frequent questions you direct to me, other executives and our investor relations people. We quickly concluded, and hope after reading this report you'll agree, that a question-and-answer format—with your questions answered by company executives—would be more direct, engaging and valuable. We believe this creative approach epitomizes how Vermilion approaches business, evidenced by our unique purchase of oil and gas assets in France (where we're now the third-largest producer), our creation of Aventura Energy as a vehicle to build an asset base in South America, and our counter-cyclical approach to acquisitions, hiring people and managing all aspects of the business. My thanks to shareholders and analysts for your support and for recognizing the key strengths—business creativity and a direct and informative style—that set Vermilion apart from our peers. And, as you have seen before and will see in this report, another strength is our ability to listen to shareholders, take decisive action and make the difficult but necessary changes that will evolve our business to the next level.

What's next for Vermilion and our shareholders? Continued vision, value and vigour as we strive to attain our goal—to create a multinational oil and gas company producing 50,000 boe/d by December 2005.



Respectfully submitted on behalf of the Board of Directors,

SIGNED

Jeffrey S. Boyce, President & CEO
April 9, 2002



The talent, vitality
and dedication of our
[illegible] employees and
directors are accelerating
Vermilion's reputation
[illegible]



Q|1

Are there any surprises in the numbers?

A|1

Yes, frankly there were some surprises. Our greatest disappointments were our 2001 finding and development costs and downward reserve revision. But the rest of the numbers were great and on target with the goals of our five-year business plan.





PREDOMINATELY GOOD NEWS

"First the two pieces of bad news," says Jeff Boyce. "Prior to the reserve revision, our finding and development (F&D) costs were $12.38 per proven boe. This result was disappointing as historically our F&D costs have been among the lowest in the industry. Nonetheless, our costs last year were too high. Why? In 2001, record commodity prices and a low cost of capital created unprecedented premiums on assets and corporate acquisitions that value-driven companies such as ours won't pay. Instead, we focused on drilling high-impact prospects, building our land inventory and expanding our seismic database to position the Company for the next cycle. We did this in an environment of inflated costs for drilling, services and land, and that put significant pressure on our F&D costs. In addition, we spent $35.7 million on land and seismic throughout the Company, and on pipeline infrastructure in a new core exploration area—all important investments in the Company's future, but without full impact on our reserves. How we'll address F&D costs in the future is covered in Question 7.

"A second disappointment was the 19.7% downward revision of Vermilion's proven reserves following our decision to engage a new engineering firm. That's covered in depth in Question 8.

"The good news is we achieved record earnings and cash flow, and preserved our strong balance sheet for anticipated growth opportunities in 2002," says Jeff. "We grew production 22%, including a 59% increase in the Paris Basin in France. We added 3,000 boe/d from a new area, the Peace River Arch in Canada. And we participated, through Aventura Energy, in a 65.8 million boe discovery of natural gas and condensate in Trinidad.

"As you can see from the table below," Jeff concludes, "we met all but two of the specific targets set out in our five-year business plan."

FIVE-YEAR PLAN: SPECIFIC TARGETS & 2001 RESULTS

Return on equity of 15%	26.7%
Production/share growth of 20% to 25%/year	23.5%
Low F&D costs, in the top quartile of our peer group	Likely not
Recycle ratio of 2	1.5
Average reserve life index of at least 8 years (proven)	9.3 yrs
Drilling inventory continuing to be at least 2 years	Yes
Operating cost of <$4.50/boe	$4.07
G&A costs <$1.15/boe net, $2.00/boe gross	$0.89/$1.87
An asset base of which <25% has a >20% decline rate for proven reserves	Yes
Debt-to-cash flow ratio at <2x when WTI is >US$20/bbl	0.78
Hedging that acts as insurance on our capital program	Yes

PRODUCTION/SHARE
(boe/d average per million diluted shares outstanding)


97 98 99 00 01

97	160
98	201
99	252
00	310
01	383

RETURN ON EQUITY (%)


target ROE
97 98 99 00 01

97	23
98	3
99	15
00	34
01	27

Vermilion has met or exceeded our target of a 15% return on equity in 4 of the last 5 years.

Q|2

How is Vermilion going to compete with large oil companies and local royalty trusts?

A|2

Firstly, we're competing for different assets domestically. Secondly, we have a different vision—to be a leading creator of high-value growth in the international oil and gas marketplace.





VALUE ATTRACTS CAPITAL

"Vermilion is targeting two areas—domestic assets with large exploration potential and additions to our strong core of international resources," says Claudio Ghersinich. "And compared with our peer group, we have proven our ability in both areas. In contrast, royalty income trusts, which use before-tax evaluations to acquire assets, are not prepared to pay for exploration potential or probable reserves. We can compete with large U.S. producers, although we may not be targeting companies as large as they acquired in 2001 when American firms took advantage of the weak Canadian dollar, abnormally low interest rates and a favourable public bond market. For us, asset quality and value are our parameters—size is secondary," explains Claudio.

"How can Vermilion compete with *our* peer group? With commodity prices coming down from all-time highs, we're confident evaluation measures will change, and property and land acquisition costs will decline," says Steve Bjornson. "But, we believe they won't plunge to 1998 levels for three reasons: the long-term fundamentals for gas; the improved cohesion of the OPEC cartel; and the unstable environment in the Middle East. In fact, Vermilion identified an opportunity to add value at a competitive price and re-entered the acquisitions market early in 2002."

Attracting low-cost capital hasn't been an issue for us because interest rates for bank debt have remained low, and strong cash flow from operations has continued. Here are our strategies to compete successfully:

- Maintain our continued access to low-cost capital by building on our strong syndicate of domestic and international bankers and reviewing private U.S. debt markets;
- Stick with our disciplined reinvestment strategy and counter-cyclical approach;
- Continue developing our diversified domestic and international asset base;
- Cultivate long-term investors;
- Focus on acquisitions with longer tax horizons; and
- Target exploration as the main engine of our growth.

"We believe the cost of the capital is secondary to the return it generates—reinvesting capital to add value is the real challenge and Vermilion's real strength," notes Claudio Ghersinich.

Claudio Ghersinich, Executive VP, New Ventures; Jeff Boyce, President & CEO; and Steve Bjornson, VP Finance & CFO.



AVERAGE PRODUCTION (mboe/d)
oil & NGLs · gas



98 99 00 01 02E

	oil & NGLs	gas
98	7.7	3.1
99	9.6	4.5
00	11.7	6.6
01	13.3	9.1
02E	14.3	12.7

RETURN ON INVESTED CAPITAL (%)



97 98 99 00 01

97	12
98	2
99	10
00	21
01	18

We estimate that our capital investments will generate a 20% gain in production in 2002.



Q|3

How can you grow this Company in the Western Canadian Sedimentary Basin?

A|3

As we have in the past—with timely and often counter-cyclical acquisitions followed by our three-phase development strategy. Through full cycle exploration. And by adhering to our disciplined approach that has consistently resulted in low operating costs and high netbacks.







IDEALLY POSITIONED FOR GROWTH

Vermilion plans to add a new area in Canada every year that would contribute a minimum of 1,000 boe/d or more, either through acquisition in times of average to low commodity prices, or by exploration when commodity prices are high. We identified a strategic opportunity early this year and acquired Artemis Energy Limited, a private company that's given us the new Mikwan project area in central Alberta and increased our natural gas weighting. This acquisition includes daily production of nine million cubic feet of natural gas and 300 barrels of oil and liquids with combined established reserves of 3.5 million boes—3.0 million of them proven. It's also given us 37,000 acres of undeveloped land, two gas plants with associated gathering lines and an inventory of medium-depth multi-zone prospects. We continue to search for new project areas where we can gain a competitive advantage. Our specific criteria include operatorship and high working interest, and the ability to expand our land position and build a two- to three-year prospect inventory.

While commodity prices have increased in 2002, making value acquisitions more challenging, Vermilion remains well positioned with a low debt-to-cash flow ratio giving us the leverage flexibility for the right opportunity. To further accelerate our growth, we have established the High Impact Exploration Team whose mandate is to search for opportunities with the potential to add 3,000 to 5,000 boe/d within a three- to five-year time frame. Although our focus will remain on Alberta, it's become obvious that we need to expand our horizons to achieve our growth targets in the years to come.

Chris Baker is naturally enthusiastic about the Company's exploration success in the Peace River Arch. "In 2001, after two years of patiently accumulating 64,282 net acres of land in this area, Vermilion discovered two significant Kiskatinaw accumulations in our first year of concerted drilling. Our significant discoveries of sweet, liquids-rich gas have added 3,000 barrels of oil equivalent per day and created an important new area in the Company's Northern District. This success has increased

CANADIAN PRODUCTION (mboe/d)
■ oil & NGLs ▯ gas



98 99 00 01 02E

	■	▯
98	1.7	2.8
99	4.0	4.3
00	6.2	6.5
01	7.2	8.9
02E	8.0	12.6

CANADIAN RESERVES *(proven plus 50% probable, mmboe)*
■ oil & NGLs ▯ gas



97 98 99 00 01

	■	▯
97	6.5	14.8
98	18.5	21.6
99	21.9	23.6
00	28.2	30.6
01	22.7	30.3

"Our disciplined strategy of directing 10% of our operational budget to drilling projects with the potential to add more than 1,000 boe per day of stable production is beginning to show exciting results," says Claudio Ghersinich, Executive VP, New Ventures (shown on the right) with Chris Baker, VP Exploration.



Vermilion spent $118.8 million, or 73% of our capital expenditures, in Canada in 2001.

PEACE RIVER ARCH

- 3,000 boe/d current production (90% gas, 2 new pools) from grassroots exploration
- 64,282 net acres



T84
R5W6
Gage
T84
R21W5
Shane
Eaglesham
Girouxville
10 km
T74
R5W6
T74
R21W5
Vermilion Lands
Option Lands
Gas Plant
PEACE RIVER ARCH



ALBERTA
NORTHERN DISTRICT
PEACE RIVER ARCH
UTIKUMA
MASTIN LAKE
Edmonton
CHIP LAKE
MIKWAN
SOUTHERN FOOTHILLS
Calgary
SOUTHERN DISTRICT



Gas Plant
Battery
Compressor Station
CHIP LAKE
T55
R17W6
T55
R7W5
Nova Pipeline
10 km
T46
R17W6
T46
R7W5

CHIP LAKE

- 8,790 boe/d, 44% of current production in Canada, more than 36% of the Company's volume
- *will drill 30 wells in 2002*
- 161,281 net acres



"Vermilion's field staff works hard to keep our operating costs low. They were only $4.07/boe in 2001 and have averaged $3.90 over the last three years." says Eric Key.

Kevin Radomske, Area Foreman, Chip Lake; Brian Markowski, Area Foreman, Mastin Lake; Monty MacEwan, Area Foreman, Utikuma; and Eric Key, Production Superintendent.

our focus and commitment in the Peace River Arch, where we plan to drill at least eight more wells in 2002, including six moderate-impact exploration targets and two high-reward exploration targets," says Chris.

While new project areas are in the making, Vermilion continues to achieve excellent results from Chip Lake and Utikuma. We will continue to use detailed geology along with extensive 3D seismic interpretation—we acquired 257 square kilometers of new 3D in 2001—to optimize our development potential. We also added $12 million worth of land to our large high-working interest and contiguous base at Chip Lake. This area offers intriguing possibilities for a coalbed methane development project, and the Company is currently conducting a feasibility study. Because of their tight nature, the gas zones at Chip Lake may also lend themselves to down-spaced drilling, another opportunity we are evaluating. Our recent focus on the shallower zone potential of the area has already resulted in very encouraging results in one well. In addition, we plan to drill a deep, high-risk, high-reward test at Chip Lake in 2002 to continue to evaluate its deep potential.

GROWTH POTENTIAL

Prospect	Undeveloped Landholdings (net acres)	Recoverable Reserves Potential	Stabilized Production Potential	Working Interest	Probability of Success	Timing
1	18,970	15-20 bcf	10-15 mmcf/d	100%	50%	Q4
2	1,265	20 bcf	10 mmcf/d	100%	15%	Q2/Q3
3	7,585	40 bcf	20 mmcf/d	100%	10%	Q1
4	26,557	6 mmbbls	2,000 bbls/d	100%	10%	Q2
5	8,852	20 bcf	10 mmcf/d	100%	40%	Q2
6	18,463	3 mmbbls	1,200 bbls/d	100%/50%	15%	2003 Q1

Each target has secondary, potentially productive zones.

"The Peace River Arch boosts multi-zone potential and all-season access, and has several high-risk high-reward play types that are relatively cheap to drill." says Ron Andriuk, Senior Geologist, pictured on the right with Rob Sheedy, Senior Landman, and Nigel Goody, Senior Geophysicist.



CANADIAN UNDEVELOPED LANDHOLDINGS (m acres)
gross ■ net



	■ net	gross
97	59	94
98	119	179
99	133	194
00	336	476
01	426	560

CANADIAN DRILLING (number of wells)
gross ■ net



	■ net	gross
97	13.6	15
98	19.7	24
99	29.1	40
00	55.9	72
01	70.3	83

Taking a more macro approach to core areas, we have grouped our properties in Alberta into two districts, Northern and Southern.



Q|4

Why was Vermilion neither a buyer nor a seller in 2001, and what's your intent going forward?

A|4

The acquisitions market was too hot, and the Company did not receive an acceptable offer. As in the past, our buying and selling decisions in the future will be made based on our ability to answer yes to one simple question: "Will it add value at a fair price?"




CORPORATE TRANSACTIONS
Vermilion acquisitions
established reserves
reserve trend
production
production trend
Reserve acquisition cost ($/boe)
$40.00
$30.00
$20.00
$10.00
$0.00
Production acquisition cost ($/boe/d)
$40,000
$30,000
$20,000
$10,000
$0
Apr 00
Jun 00
Aug 00
Oct 00
Dec 00
Feb 01
Apr 01
June 01
Aug 01
Oct 01
Dec 01
Feb 02

Source: Collins Barrow Securities Inc.

VALUE AT A REASONABLE PRICE

"Vermilion thoroughly evaluated many business opportunities in 2001. But our approach to value creation precluded us from participating in that overheated acquisitions market," says Steve Bjornson. Steve elaborates, "It became evident to us that to meet the expectations of vendors, a purchaser had to use price forecasts far above historic levels and pay for most of the upside." Claudio Ghersinich notes that "Record premiums weren't limited to the domestic marketplace, as we found out when we assessed international opportunities."

While we had no plan to sell the Company, we reviewed some business alternatives in 2001. "A number of parties expressed interest in Vermilion but not, in our view, at a level that would have maximized value for our shareholders," notes Lorenzo Donadeo, who adds that, "Valuing the Company's international assets makes the task more difficult for prospective buyers as well."

We anticipate a different landscape in 2002. As the industry adjusts to continued volatility and lower commodity prices, we expect valuations will become more realistic, and additional assets will come into the marketplace. "Vermilion's acquisition of Artemis Energy Limited in the first quarter of 2002 demonstrates we're a buyer in this new market environment and reinforces our commitment to a counter-cyclical approach," says Jeff Boyce. Steve notes the Company's financial readiness too, "with our strong balance sheet reflecting $130 million of capacity ($100 million subsequent to closing the Artemis acquisition in Q1 2002) on a $250 million bank facility and a solid hedging program to manage the risks associated with volatile commodity prices." Jeff concludes the discussion: "Vermilion is positioned to achieve significant growth in 2002. We'll be active in both domestic and international markets, making corporate or asset acquisitions where we can best add value. While we'd like to continue to increase our gas weighting and favour a sizeable deal that will add a new project area, asset quality and its potential value will continue to drive our decision-making process."



AVERAGE AECO NATURAL GAS PRICE
(based on AECO Daily Index, $/mcf)


98
99
00
01
02E

98	2.06
99	2.92
00	5.58
01	5.43
02E	3.60



Jeff Boyce, President & CEO; Steve Bjornson, VP Finance & CFO; Lorenzo Donadeo, Executive VP & COO; and Claudio Ghersinich, Executive VP, New Ventures.


EN BORN

Q|5

What's your strategy in France?

A|5

As it was in the beginning—to continue to add value from these reserves of light, sweet oil in a country with under-drilled basins, many exploration opportunities and an attractive fiscal regime.





VALUE-ADDED INTERNATIONAL DIVERSIFICATION

"Vermilion's view on France has not changed since the Company purchased a portion of a major's producing assets in 1997," says Jeff Boyce. "The mature pools we purchased have stable and predictable production with three great characteristics—high-quality oil that's about 33° API, low decline rates and upside potential associated with further delineation drilling."

A good example of the strength of this drilling potential is in the Company's Paris Basin core area. "The most exciting activity to date has been the two step-out wells drilled to the south at Champotran in 2001," says Martin Robert. "These two wells yielded low-decline oil production of 900 barrels per day," says Martin. The Champotran discovery is largely responsible for the 59% gain in production from the Paris Basin and Vermilion's 12.6% growth in average production to 6,298 boe/d in France in 2001. It has also added 3.7 mmboe of proven reserves. Dave Griffith is equally encouraged by the results. "Based on this success, Vermilion has shot 190 kilometres of 2D seismic data to detail the close-in delineation potential and to investigate the exploration upside by evaluating the possible areal extent of this complex depositional system. We are currently processing this seismic. But we've already picked two further locations on the pre-existing database and should proceed with drilling early in 2002," says Dave.

Approximately 38% of Vermilion's proven reserves are in France, and 98% of those reserves are oil. Vermilion holds permits covering 1.5 million gross acres, 0.8 million net. The Company drilled 11 oil wells in 2001 with a 91% success rate.

"Another positive aspect about France that people tend to forget is that while oil is sold at about US$1.50 below the WTI reference price, the royalty base is very favourable," Jeff adds. "For example, crude oil royalties in France in 2001 were 12.8% of revenues, whereas in Canada they were 22.5%."

"Production has remained steady in France over the last several years, but with our increased focus on exploration, we expect stronger growth is next," says Martin Robert.

Martin Robert, Directeur Général Vermilion REP S.A., and Jeff Boyce, President & CEO.



FRANCE PRODUCTION (boe/d)



98 99 00 01 02E

98	6,297
99	5,806
00	5,595
01	6,298
02E	6,400

FRANCE RESERVES (proven plus 50% probable, mmboe)



97 98 99 00 01

97	36.4
98	42.6
99	41.9
00	41.2
01	36.4

Our reserve life index for proven plus 50% probable reserves in France is 15.9 years.

PARIS BASIN

- 59% production increase in 2001, largely from Champotran
- light, sweet oil with a low decline rate
- 100% working interest
- 462,365 net acres valued at $13.3 million



Paris
PARIS BASIN
FRANCE
Bordeaux
AQUITAINE BASIN



Exploration Permits
Production Permits
Exploration Location
Grandpuits Refinery
PARIS BASIN
VEXIN
CHANTE-MERLE
MARVILLIERS
Paris
Champotran
Malnoue
CHEVREUSE
Vulaines
Bremonderie
Donnemarie
ST-JUST-EN-BRIE
ST-VALERIEN
10 km





Maria Comrie explains more about what Vermilion has achieved and what the Company's future plans for growth entail. "Since acquiring the French assets, Vermilion has not had the data or well control to actively pursue an exploration drilling program at a reasonable risk-reward ratio. Over the last few years, we have created our own digital geologic and seismic database to enable us to evaluate our French exploration acreage and generate high-quality drillable prospects. Our permits are underexplored, but by using a different seismic processing technique in the Paris Basin, we expect to identify missed opportunities and reduce our exploration drilling risk. In three of the seven wells budgeted for 2002 in France, we will target exploration prospects in the high-impact Triassic (Chaunoy) sandstones of the Paris Basin. We anticipate being awarded, in the very near future, a further 1,209 square kilometres of prospective acreage in the St. Valerien permit south of our major landholding in the Paris Basin. In the Aquitaine Basin, we are reprocessing 500 kilometres of 2D seismic to refine our initial basinal interpretation and high grade exploration targets. We hope to be drilling exploration prospects on our Les Trois Lagunes and Lanot permits in the Aquitaine Basin by 2003," says Maria.

GROWTH POTENTIAL

Prospect	Recoverable Reserves Potential	Stabilized Production Potential	Working Interest	Probability of Success	Timing
Chevreuse	15 mmboe	2,200 bbls/d	100/50%	15%	Q4
Chateaubleau	4 mmboe	2,500 bbls/d	100%	20%	Q4
La Torche	6 mmboe	2,800 bbls/d	100%	25%	Q3
Villegagnon	5 mmboe	2,000 bbls/d	100%	20%	Q3
Petit Paris	10 mmboe	2,500 bbls/d	100%	35%	Q3

Each target, which is on one of our exploration permits, has potentially productive secondary zones.

"The combination of our new database and a novel seismic processing technique should greatly improve our ability to identify new accumulations of hydrocarbons," says Dave Griffith.

Maria Comrie, Manager, Exploration, France; and Dave Griffith, Chief Geophysicist.



FRANCE OPERATING NETBACK ($/boe)



97	12.78
98	4.81
99	13.64
00	25.40
01	22.59

FRANCE CASH FLOW ($mm)



97	19.8
98	3.9
99	23.7
00	48.9
01	43.7

In 2002, Vermilion has allocated $25 million of capital expenditures to our France assets.



Q|6

What's your strategy regarding Aventura?

A|6

In 18 to 24 months, following production tests of Aventura's Trinidad discovery and assessment of market options, Vermilion will be better positioned to value these assets and evaluate our ownership position.





BUILDING ON INTERNATIONAL SUCCESS

Aventura Energy Inc. (Aventura), is a public company listed on the Canadian Venture Exchange under the symbol AVR. Based in Calgary, Aventura began operations in September 1999. Vermilion has always held a significant ownership position in Aventura, and Jeff Boyce was one of the founding directors. Aventura was created as a low-risk platform for Vermilion to establish a third geographic region of oil and gas production. The company has an international focus and two major assets—an exploration block in Trinidad and four exploration blocks in Argentina—along with some production in Canada. "In 2001, Vermilion increased its ownership position in Aventura and now has a 44.6% (diluted) ownership interest," says Jeff. "This is reflected in the consolidation of Aventura in our year-end results. Steve Bjornson was appointed to the board this year, too."

Aventura had a very exciting year in 2001, highlighted by a successful two-well exploration program in the Central Block onshore Trinidad. Carapal Ridge-1, a high-deliverability gas condensate well, tested 62.5 mmcf/d of natural gas and 1,652 bbls/d of condensate from approximately 23% of the net pay. The two wells have added 9.9 million boe of proven reserves to Aventura, 16.5 million barrels on a proven plus 50% probable basis—of which 82% is natural gas. This exploration success also contributed to Aventura's low finding costs of $1.88 per proven boe. "From our perspective, Aventura has provided Vermilion with tremendous upside in a third geographic region through exciting exploration success in Trinidad in 2001," says Jeff.

Aventura now faces a new set of challenges. At what sustainable rates can these two wells produce? What is the cost to develop this discovery? What are the market options for these reserves? In what time frame can the discovery be brought on stream? Vermilion and Aventura are very excited about the potential in Trinidad, while being realistic about the timing to develop this international venture. Aventura has taken the first steps to answer these questions. A multi-month production test

AVENTURA PRODUCTION (boe/d)


99
00
01

99	92
00	415
01	320

AVENTURA RESERVES
(proven plus 50% probable, mmboe)


99
00
01

99	0.6
00	3.9
01	18.3

"Assessing the marketing options and on stream time frame for Aventura's discovery in Trinidad are two factors that will be closely examined in 2002," says Raj Patel.

Raj Patel, VP Marketing; Jeff Boyce, President & CEO; and Steve Bjornson, VP Finance & CFO.



Aventura has a highly skilled technical team with many years of international experience.

TRINIDAD ASSETS

- proven & prolific, Trinidad has cumulative production of 3.2 bn bbls of oil, and estimated ultimate recoverable reserves of 6 bn bbls
- AVR holds a 25% W.I. in commercial developments on the Central Block, onshore Trinidad



250 m
20 tcf
CARIBBEAN SEA
TOBAGO
Port of Spain
TRINIDAD
SOLDADO FIELDS
1,000 mmbbls
Point Lisas
Pointe-à-Pierre
Point Fortin
Central Block
>17 tcf
QUIRIQUIRE
760 mmbbls
PEDERNALES
250 mmbbls
TRINIDAD & TOBAGO
VENEZUELA
VENEZUELA
50 km
Central Block
Oil Fields
Gas Fields
TRINIDAD ASSETS



Caracas
TRINIDAD & TOBAGO
VENEZUELA
ARGENTINA
Buenos Aires
NEUQUEN BASIN



Central Block
Oil Fields
Gas Condensate Fields
Oil Prospects
Gas Prospects
3D Seismic
Anticlines
CENTRAL BLOCK
Wilson NE
Corosan NE
BALATA WEST
Corosan-1
Corosan SW
MANDINGO
125 mmbbls
>100 bcf
BARRACKPORE
CO40
CATSHILL
25 mmbbls
27 bcf
Carapal Ridge-1
bp404
Carapal Ridge Subthrust
MORUGA WEST
12 mmbbls
INNISS/TRINITY
20 mmbbls
11 bcf
5 km

CENTRAL BLOCK

- evaluating the high-impact Carapal Ridge-1 discovery of 65.8 mmboe established reserves
- initiating a multi-month production test in the 3rd or 4th Quarter 2002





and sale of hydrocarbons that will enable the company to confirm minimum reserves by way of a material balance calculation is expected to begin in the third or fourth quarter of 2002. As development opportunities are linked to access to long-term gas markets, assessment of the potential market options for reserves has begun. Nonetheless, commercial production is likely 18 to 24 months in the future.

In Argentina, Aventura acquired 100% interests in two exploration blocks in the country's most prolific area, the Neuquen Basin, in 2001. These two blocks, Cuenca Neuquina A/B and Bajo Hondo, encompass approximately 357 square kilometers and have excellent exploration potential. Several leads have been identified with multiple play types and reservoir objectives. In combination with the company's existing blocks, General Roca and Blanco de los Olivos, Aventura has established a core holding in the basin. Because of the current economic problems in Argentina, Aventura will postpone capital spending on its exploration blocks, pending greater clarity on the economy and hydrocarbon fiscal system. However, over the longer term, Aventura is confident that the quality and size of its opportunities in Argentina will add value.

Jeff elaborates on Vermilion's strategy. "In the short term, we anticipate becoming more actively involved in Aventura's activities to help grow the business. We'll look to create efficiencies between the two companies, eliminate unnecessary duplication and reduce G&A. We will also be recommending the addition of a third Vermilion director to Aventura's board at their Annual Meeting. Ultimately, we plan to aggressively expand our position as a group onshore Trinidad."

AVENTURA CAPITAL EXPENDITURES ($mm)



00
01
02E

2000	5.4
2001	9.6
2002E	8.2

AVENTURA CAPITAL EXPENDITURES BY COUNTRY ($mm)
■ Trinidad ■ Argentina ▨ Canada



00
01
02E

	Trinidad	Argentina	Canada
00	3.3	1.2	0.9
01	8.6	0.4	0.6
02E	7.4	0.2	0.6





Photos on pages 17 & 19 courtesy Aventura Energy Inc.

Aventura must drill one more exploration well to complete its minimum work obligation in Trinidad.

Q|7

How can you grow profitably with finding and development costs creeping to more than $12 per boe?

A|7

Our strategy will continue—drill our existing projects when commodity prices are high and accelerate expansion of all aspects of the business when commodity prices are low—aiming for finding costs of less than $10 per boe over each project's development phase.





COUNTER-CYCLICAL STRATEGY & FINANCIAL FLEXIBILITY

In Canada, the frenzy of takeovers in 2001 resulted in widespread consolidation, a shrinkage in the number of senior and intermediate oil and gas producers, and an increase in the costs of acquiring assets in the Western Canadian Sedimentary Basin. High commodity prices, low interest rates, a weak Canadian dollar and strong public-debt markets were catalysts for this takeover activity. These bullish sentiments flowed into capital budgets for land acquisition, seismic and drilling. As in prior bull cycles, land prices and service industry costs surged, and finding and development costs soared. When F&D costs exceed $10/boe over the life of the assets, it is difficult to reach our value and growth objectives. For this reason, we focused on exploration in 2001.

What's next? Our financial targets are unchanged—and include a return on equity of 15%, a recycle ratio of 2:1 on a consolidated basis and finding costs under $10.00/boe. "To achieve this," says Tom Banks, "we'll focus on a balance of exploration and acquisition opportunities, targeting new project areas with specific characteristics. What are they? The potential to expand our land position. The potential to develop a two- to three-year prospect inventory. Operatorship, a high working interest and facilities control. The potential for consolidation to reduce competition. And a longer-term/high-impact prospect inventory that contributes to our diverse asset portfolio."

Lorenzo Donadeo agrees. "While Vermilion's been very successful in redeveloping older fields, there are fewer of these opportunities, and they're not nearly as lucrative as they were over the last 10 to 15 years. As a result, we must now focus on exploration to reduce our finding costs in Western Canada. Maintaining financial flexibility and accelerating capital investment during weak commodity cycles will be crucial for Vermilion to grow profitably and become a senior producer."

"Gaining a competitive advantage in land acquisitions and prospect development is the key to cost-effective growth in the Western Basin," says Lorenzo Donadeo.

Lorenzo Donadeo, Executive VP & COO; and Tom Banks, VP Production & Engineering.



AVERAGE FINDING & DEVELOPMENT COSTS ($/proven boe, includes 2001 reserve revision)



5 Yrs
4 Yrs
3 Yrs

5 Yrs (97-01)	6.66
4 Yrs (98-01)	10.12
3 Yrs (99-01)	15.12

EXPLORATION CAPITAL EXPENDITURES ($mm)



99
00
01

99	13.2
00	25.1
01	45.6

An 82% increase in exploration expenditures in 2001 will benefit the Company in the next few years.



Q|8

Given your growth and current size, why don't you use a larger engineering firm to evaluate your reserves?

A|8

We have. Vermilion engaged one of the largest firms in Canada, Gilbert Laustsen Jung Associates Ltd., to conduct our 2001 reserve evaluation.


LTD





WHAT'S REQUIRED OF A COMPANY ASPIRING TO BE A SENIOR PRODUCER

"Investors tell me Vermilion will be one of the few intermediate Canadian producers that will expand into the senior category over the next two years," says Lorenzo Donadeo. "But several factors need to come into play for this to unfold. We'll need to expand and diversify our capital resources. We'll need to develop a larger and more diverse asset mix with longer-term prospects, and longer-life and high-productivity reserves. And, critical for any senior producer, we'll need to expand our shareholder base and attract more investors with a long-term view. These investors prefer to see reserve evaluations done by larger, more familiar engineering firms," Lorenzo explains.

Vermilion engaged the engineering firm of Gilbert Laustsen Jung Associates Ltd., one of Canada's largest evaluators of petroleum reserves, to conduct our 2001 reserve report. A change in evaluation methodology, along with a more conservative pricing model and increased use of decline analysis, were responsible for a downward revision to reserve estimates of prior years. Our proven reserves were reduced by 19.7%, 22.5% in Canada and 15.3% in France, while established reserves (proven plus 50% probable) were subject to a 17.3% downward revision. Reclassification of some of these reserves resulted in a 17.3% increase in the probable category. However, this reserve evaluation has positioned the Company for the application of the new and more stringent Canadian Securities guidelines anticipated in 2002.

The new rules for measuring reserves are being proposed by the Alberta Securities Commission and the Canadian Securities Administrators. All oil and gas companies would adopt the same standard, whereas in the past, various methods were used. Under the proposed rules, proven reserves must have a 90% probability of meeting or exceeding actual production. Proven plus probable reserves would have to conform to a 50% probability; proven plus probable plus possible to a 10% probability. The new standards are expected to go into effect by year-end 2002.

"Of the Company's consolidated established reserves, 82.6% are proven," notes Lorenzo Donadeo.

Lorenzo Donadeo, Executive VP & COO; and Jeff Boyce, President & CEO.



RESERVES (proven plus 50% probable, mmboe includes Aventura share in 2001)
■ Vermilion ▫ Aventura



97 98 99 00 01

	■	▫
97	57.7	
98	82.7	
99	87.4	
00	100.0	
01	89.4	7.8

RESERVE VALUE *(proven plus 50% probable, $mm at 12% NPV BT, includes Aventura share in 2001)*
■ Vermilion ▫ Aventura



97 98 99 00 01

	■	▫
97	364	
98	467	
99	532	
00	995	
01	608	29

Since 1997, Vermilion's proven plus 50% probable reserves have increased 68%.

TO THE SHAREHOLDERS OF VERMILION RESOURCES LTD.

Gilbert Laustsen Jung Associates Ltd. (GLJ) has prepared an independent evaluation of the reserves and future cash flows of the oil and gas properties owned by Vermilion Resources Ltd. as at January 1, 2002.

We have carried out our evaluation in accordance with generally accepted oil and gas property evaluation practices and the requirements of the Securities Regulatory Commissions across Canada (National Policy 2-B). Our evaluation included all of the oil and gas properties of Vermilion Resources Ltd.

Gilbert Laustsen Jung Associates Ltd. (GLJ) has been in the business of preparing independent evaluations for 30 years. Over 2/3 of our evaluation staff have a minimum of 15 years of related experience.

Reserves, production forecasts and all other economic parameters and any other factors involving judgement have been established or utilized in our evaluation based on our interpretation and experience. Product price adjustments and operating costs used in our report have been determined from actual historical operating statements furnished by the Company. Ownership data has been derived from the Company's land records and, although not based on a formal title opinion, are consistent with revenue statements and are considered to be accurate. The timing and costs of the Company's future development plans have been determined, in part, through discussion with the Company and, based on our judgement and experience, are considered to be reasonable.

We have reviewed the material presented herein and in our opinion it accurately reflects the results of our independent evaluation and has been presented in accordance with generally accepted practices.

It should be noted that we have no responsibility to update our report for events and circumstances which may have occurred since the date of this report. In this regard, the Company has stated that as of March 15, 2002, there have been no material changes in their properties that would have a material negative effect on the values compared to our evaluation.

It should also be noted that the accuracy of any reserves and production estimate is a function of the quantity and quality of available data and of engineering interpretation and judgement. While the reserves estimates and production forecasts presented in our evaluation are considered to be reasonable, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. Revenue projections are based in part on forecasts of market prices, inflation, market demand and government policy that are subject to many uncertainties. Actual results will vary, and the variations may be material.

Gilbert Laustsen Jung Associates Ltd.

SIGNED

Daryl H. Gilbert, P. Eng.
President & CEO
March 15, 2002





GLJ has been in the business of preparing independent evaluations for 30 years.

RESERVE SUMMARY

(January 1, 2002)	Oil (mbbls)	NGLs (mbbls)	Gas (bcf)	6:1 Combined (mboe)	10:1 Combined (mboe)	NPV BT at 8%/year ($m)	NPV BT at 12%/year ($m)
CANADA							
Proven producing	13,309	4,738	124.1	38,730	30,457	432,000	373,000
Proven non-producing	929	851	25.2	5,980	4,300	42,000	33,000
Total proven	14,238	5,589	149.3	44,710	34,757	474,000	406,000
Probable	3,439	2,300	64.6	16,506	12,199	121,000	90,000
Total proven plus 50% probable	15,958	6,739	181.6	52,963	40,856	534,500	451,000
FRANCE							
Proven producing	23,864	-	4.1	24,548	24,274	139,000	119,000
Proven non-producing	6,245	-	-	6,245	6,245	36,000	24,000
Total proven	30,109	-	4.1	30,793	30,519	175,000	143,000
Probable	11,127	-	1.2	11,327	11,247	42,000	28,000
Total proven plus 50% probable	35,672	-	4.7	36,456	36,143	196,000	157,000
COMBINED							
Proven producing	37,173	4,738	128.2	63,278	54,731	571,000	492,000
Proven non-producing	7,174	851	25.2	12,225	10,545	78,000	57,000
Total proven	44,347	5,589	153.4	75,503	65,276	649,000	549,000
Probable	14,566	2,300	65.8	27,833	23,446	163,000	118,000
Total proven plus 50% probable	51,630	6,739	186.3	89,419	76,999	730,500	608,000

RESERVE SUMMARY INCLUDING AVENTURA

Vermilion's proven plus 50% probable	51,630	6,739	186.3	89,419	76,999	730,500	608,000
AVENTURA (Vermilion's 42.5% share)							
Proven producing	65	30	0.8	222	172	3,060	2,639
Proven non-producing	231	754	21.2	4,527	3,110	20,669	17,759
Total proven	296	784	22.0	4,749	3,282	23,729	20,398
Probable	243	1,032	28.6	6,049	4,140	21,767	16,264
Total proven plus 50% probable	417	1,300	36.3	7,774	5,352	34,613	28,530
CONSOLIDATED							
Proven producing	37,238	4,768	129.0	63,500	54,903	574,060	494,639
Proven non-producing	7,405	1,605	46.4	16,752	13,655	98,669	74,759
Total proven	44,643	6,373	175.4	80,252	68,558	672,729	569,398
Probable	14,809	3,332	94.4	33,882	27,586	184,767	134,264
Total proven plus 50% probable	52,047	8,039	222.6	97,193	82,351	765,113	636,530

GLJ PRICING FORECAST

Valuation is based on WTI US$20.00/barrel for 2002 and US$21.00 for the next 3 years. The natural gas price is based on $4.30 AECO/mmbtu for 2002, $4.65 for 2003 and $4.70 for the next 5 years. Net present values for Aventura are converted to Cdn$ from US$ at the current exchange rate of US$1.00 = Cdn$1.60.

RESERVE CLASSIFICATION (includes Aventura Share in 2001) ■ proven ▫ 50% probable


97
48.4 9.3
98
71.2 11.5
99
74.3 12.5
00
88.1 11.9
01
80.3 16.9

RESERVE RECONCILIATION (PROVEN)

	Crude Oil	NGLs	Gas	Gas at 6:1 Total	Gas at 10:1 Total
CANADA	(mbbls)	(mbbls)	(bcf)	(mboe)	(mboe)
December 31, 2000	18,546	7,092	169.0	53,810	42,541
Production	(1,980)	(631)	(19.5)	(5,861)	(4,561)
Additions	905	1,441	39.1	8,863	6,256
Acquisitions	84	-	-	84	84
Dispositions	(100)	-	-	(100)	(100)
Revisions	(3,217)	(2,313)	(39.3)	(12,085)	(9,463)
December 31, 2001	**14,238**	**5,589**	**149.3**	**44,711**	**34,757**
FRANCE					
December 31, 2000	33,357	-	5.7	34,303	33,925
Production	(2,249)	-	(0.3)	(2,299)	(2,279)
Additions	4,022	-	-	4,022	4,022
Acquisitions	-	-	-	-	-
Dispositions	-	-	-	-	-
Revisions	(5,021)	-	(1.3)	(5,234)	(5,149)
December 31, 2001	**30,109**	**-**	**4.1**	**30,792**	**30,519**
COMBINED					
December 31, 2000	51,903	7,092	174.7	88,113	76,466
Production	(4,229)	(631)	(19.8)	(8,160)	(6,840)
Additions	4,927	1,441	39.1	12,885	10,278
Acquisitions	84	-	-	84	84
Dispositions	(100)	-	-	(100)	(100)
Revisions	(8,238)	(2,313)	(40.6)	(17,319)	(14,612)
December 31, 2001	**44,347**	**5,589**	**153.4**	**75,503**	**65,276**

DISCOUNTED FUTURE NET CASH FLOWS (proven, NPV 12% BT, $mm)



97
320
98
424
99
484
00
904
01
569

RESERVE VALUE RATIO

	2001	2000	1999	1998	1997
CUMULATIVE ANNUAL CAPITAL ($m)					
Total Canada	**439,798**	320,989	180,523	144,464	49,738
Total France	**202,014**	157,934	132,862	122,627	67,583
Total Combined	**641,812**	478,923	313,385	267,091	117,321
CUMULATIVE ANNUAL CASH FLOW ($m)					
Total Canada	**258,787**	149,613	60,370	28,701	13,023
Total France	**139,996**	96,285	47,377	23,697	19,754
Total Combined	**398,783**	245,898	107,747	52,398	32,777
NET UNRECOVERED INVESTMENT ($m)					
Total Canada	**181,011**	171,376	120,153	115,763	36,715
Total France	**62,018**	61,649	85,485	98,930	47,829
Total Combined	**243,029**	233,025	205,638	214,693	84,544
PROVEN PLUS 50% PROBABLE RESERVES (NPV 12% BT, $m)					
Total Canada	**451,000**	606,037	285,876	209,584	95,318
Total France	**157,000**	389,352	246,621	257,787	268,645
Total Combined	**608,000**	995,389	532,497	467,371	363,963
RATIO OF RESERVE VALUE TO NET INVESTMENT					
Total Canada	**2.5**	3.5	2.4	1.8	2.6
Total France	**2.5**	6.3	2.9	2.6	5.6
Total Combined	**2.5**	4.3	2.6	2.2	4.3

RESERVE LIFE INDEX

(years)	2001	2000
CONSOLIDATED		
PROVEN		
Oil & NGLs	**10.3**	13.9
Natural gas	**7.7**	11.9
BOE gas at 6:1	**9.3**	13.2
BOE gas at 10:1	**9.5**	13.4
PROVEN PLUS 50% PROBABLE		
Oil & NGLs	**12.0**	16.1
Natural gas	**9.4**	13.0
BOE gas at 6:1	**11.0**	14.9
BOE gas at 10:1	**11.3**	15.3
PROVEN PLUS PROBABLE		
Oil & NGLs	**13.7**	18.3
Natural gas	**11.1**	14.0
BOE gas at 6:1	**12.7**	16.7
BOE gas at 10:1	**13.0**	17.2

RESERVE LIFE INDEX (proven plus 50% probable, years)


97
21.7
98
20.9
99
17.0
00
14.9
01
11.0



Q|9

When are you going to expand your board to include more independent directors?

A|9

It is our intent to expand Vermilion's board by two unrelated directors by mid-2002. As well, we have adopted new corporate governance policies that make our practices consistent with TSE guidelines.





LISTENING AND TAKING ACTION

"We have listened to the feedback from our shareholders and recognize the importance of an independent board of directors. Vermilion is committed to implementing higher standards in corporate governance practices, a commitment that will not only promote effective decision-making, but is also in the best interests of our shareholders," says Jeff Boyce.

Early in 2002, we engaged an international human resources firm and a prominent consulting group that specializes in corporate governance to advise us on establishing higher standards in corporate governance practices and to identify two additional and unrelated directors with the qualifications and experience to strengthen our board. These measures will assist us in achieving our goal—to become a senior, multinational producer whose corporate governance practices are consistent with the objectives and guidelines adopted by the Toronto Stock Exchange.

As a result of the advice provided by our consultants, as well as our own analysis and review, we have now adopted enhanced corporate governance policies and procedures that will ensure that we move towards best-practices governance. In this respect, we will be adding two unrelated directors to our board as soon as it is practical in 2002. In addition, we have appointed an unrelated director as the lead director whose function is to ensure that the board carries out its responsibilities and that the board can function independently of management. We have also created a new committee, the Corporate Governance and Compensation Committee, and have set a new policy that all of the committees will be comprised of unrelated directors. We believe these measures are important steps that will parallel the growth of the Company and further enhance market confidence in Vermilion.



SHAREHOLDERS' EQUITY ($mm)
share capital : retained earnings


97 98 99 00 01

	share capital	retained earnings
97	64.6	13.1
98	107.2	16.6
99	112.6	36.5
00	132.9	80.5
01	136.1	142.9

NET ASSET VALUE AND SHARE PRICE
($/share – NPV 12% BT, share price high)
net asset value : share price


97 98 99 00 01

	net asset value	share price
97	7.96	9.75
98	7.70	9.25
99	8.89	6.85
00	16.67	8.85
01	11.06	12.50

For best-in-class performance, Vermilion received CIRI's Grand Prix for best overall investor relations at IR Magazine's 2001 awards ceremony.



Q|10

What's next? What's coming up that I need to know as an investor in Vermilion?

A|10

Profitable and sustained growth averaging 20% to 25% and reaching 50,000 boe of average daily production by December 2005.

2002 FORECAST SUMMARY

Average production (boe/d)	27,000 (22,000 gas at 10:1)
Exit production (boe/d)	29,000 (23,500 gas at 10:1)
Natural gas weighting	47% (35% gas at 10:1)
Cash flow from operations	*$135 million*
Cash flow - basic share/diluted share	$2.45/$2.31
Net earnings	$34.4 million
Net earnings - basic share/diluted share	$0.63/$0.59
Capital expenditures	$155 million
WTI reference price/bbl	US$21.50
Gas price AECO Hub/mcf	$3.60



NEXT? VISION, VALUE AND VIGOUR

With the latest cycle of consolidation in the oil and gas industry, many inefficiencies have been eliminated, and that, combined with strong fundamentals, including escalating commodity prices, has made the energy sector a preferred investment. "Investors will be identifying energy companies with track records of profitable growth," says Jeff Boyce, "*and within our peer group, we believe Vermilion is a preferred choice.* Growth, via exploration or acquisition, will require perseverance and ingenuity to find the right opportunities—in size and quality—in Canada, or internationally. And we believe Vermilion is up to the task."

By consistently applying our value-added growth strategy, Vermilion has grown 20% or more per year over the last eight years. "In challenging environments, we have shown that our management team can think outside the box," says Jeff. "In '95, we were one of the first juniors west of the fifth meridian. In '97, when Vermilion couldn't find domestic value and growth opportunities, we went international—and were one of the first juniors to do so. And in '99, we created Aventura to build assets in South America."

"*Now we are making the necessary changes—not all of them easy—for Vermilion to* evolve to the next level," Jeff continues. "We engaged a larger engineering firm to evaluate our reserves and will add two independent directors to our board. To ensure Vermilion attains the highest standards in corporate governance, we've adopted new practices to adhere to TSE guidelines. To grow, we've created a High Impact Exploration Team to identify bigger opportunities that fit the scope and scale of a senior producer. Through Aventura, we've expanded internationally into a region with significant upside potential—so we now have three platforms for growth. We've retained a strong balance sheet that gives us the flexibility to use our counter-cyclical acquisitions strategy. And we're building on the success of our first grassroots exploration program. What's next for Vermilion is continued value-added growth," Jeff concludes.

EXIT PRODUCTION (boe/d)



98
99
00
01
02E

98	13,600
99	15,600
00	21,000
01	24,500
02E	29,000

We credit our success to our dedicated employees and recognize that they are the cornerstone for future growth.



Steve Bjornson, VP Finance & CFO; Claudio Ghersinich, Executive VP, New Ventures; Chris Baker, VP Exploration; Raj Patel, VP Marketing; Jeff Boyce, President & CEO; Lorenzo Donadeo, Executive VP & COO; and Tom Banks, VP Production & Engineering. Missing from this photo is our new VP, Land, Doug Reynolds.



94

Jeff Boyce
Lorenzo Donadeo
Claudio Ghersinich

95

Steve Bjornson
Laurie Bradford

96

Paula Massitti

97

† Jean-Philippe Azpiazu
Tom Banks
† Brigitte Barland
† Jean-Louis Bernede
† Michel Braga
† Patrick Catala
† Patrick Caillot
† Hervé Degoul
† André Enenkel
† Claude Engard
† Jacques François
† Gérard Herran
† Bernard Krakowiak
† Patrick Kwasniewski
† Josette Larroze
Janice Larson
† Christian Lopez
Robert Macaulay
† Dominique Marin
† Claude Poujardieu
Kevin Radomske
† Michel Rembert
† Martin Robert
Rob Sadownyk
† Didier Sentucq
† Michel Skoberne
† Thomas Valero
† Ghislaine Vollaud

98

Charles Anderson
Ron Andriuk
Christopher Baker
† Noëlle Beylac
† Alexandre Bichot
Kendall Bohning
Cindy Buote
Ray Carbert
Maria Comrie
Michael Foster
† Valérie Gaillard
Eric Gladue
Dave Griffith
Brian Halldorson
Bob Hehn
Brady Jensen
† Christophe Jourde
Eric Key
Darren Kisser
Adele Langer
Monty MacEwen
Wendy Matchett
Susan McNutt
† Michèle Pochard
† Denis Quessard
† André Sanchez
Jack Smith
Heather Strang
Blaine Wilson

vermilion's 139 employees

99

Joe Arcuri
Annie Arguile
Leslie Bodell
✢ Annick Guichard
Cheryl Kinzie
✢ Jocelyne Lesca
Carolyn Nicholls
Kevin Polan
Paul Smith
Ronald Williams
Jason Yuen

00

Garth Anderson
Kirk Boote
Curtis Bowerman
Margaret Bowman
✢ Jean Boudreault
Kathleen Bricker
Carl Dorsch
Martin Dautel
✢ Gilles Duviviers
Diane Emond
✢ Daniel Goulet
✢ Christophe Grégoire
Harry Hooi
Steve Ironside
✢ Antoine Jimenez
✢ Gilles Lafue
✢ Marie-Christine Larue
Brian Markowski
Denis Poissant
Reid Rauch
Robert Sheedy
Ajit Silas

01

Wanda Armier
✢ Kamel Benaskeur
Sandy Bilinski
Jennifer Bissonette
Michele Bowland
Gloria Burden
✢ Fabrice Crouzet
Tamara Dingreville
Scott Donaldson
Lisa Elliott
Joanne Giles
Nigel Goody
Lindsay Gray
✢ Bernard Guillaume
Tara Harvey
Elizabeth Holmes
Shane Hutchinson
Kenton Klein
Terry Manum
✢ Dominique Mathiot
Tammy McElhinney
Chantale McIntosh
Robert Morrison
Rolande Mullen
✢ François Nol
Raj Patel
Sandra Rampersaud
Mark Shaw
✢ Jean-Pascal Simard

02

Leah Barnett
Brian Carrigy
Brent Clark
Jan Darichuk
✢ Christelle Dupouy
Don Durgan
Greg Groten
Dean Hanson
Chad Kellgren
Clarence Malbeuf
Bruce Penny
Jenny Petersen
Doug Reynolds
Lisa Stein

✢ Denotes French Employee



(Year ended December 31)	2001	2000
FINANCIAL ($mm except share and per share amounts)		
Cash flow from operations	$ 152.9	$ 138.2
Per share, basic	2.81	2.63
Per share, diluted	2.71	2.56
Net earnings	65.7	61.4
Per share, basic	1.21	1.17
Per share, diluted	1.17	1.14
Capital expenditures	162.9	165.5
Working capital (deficit)	(18.6)	(4.4)
Long-term debt	101.1	101.6
Shareholders' equity	$ 279.0	$ 213.4
Common shares outstanding		
Basic	55,014,302	54,489,920
Diluted	58,392,987	59,086,287
Weighted average common shares outstanding		
Basic	54,488,598	52,486,181
Diluted	56,332,326	53,902,777
OPERATIONS		
Production		
Crude oil (bbls/d)	11,587	9,948
NGLs (bbls/d)	1,729	1,713
Natural gas (mcf/d)	54,226	40,080
Total (boe/d) gas at 6:1	22,354	18,341
Total (boe/d) gas at 10:1	18,739	15,669
Average realized price		
WTI reference (US$/bbl)	$ 25.94	$ 30.19
Brent reference (US$/bbl)	24.44	28.39
AECO reference ($/mcf)	5.43	5.58
Crude oil ($/bbl)	34.83	36.40
NGLs ($/bbl)	34.58	33.05
Natural gas ($/mcf)	5.34	5.55
Operating netback ($/boe) gas at 6:1	21.81	22.94
Operating netback ($/boe) gas at 10:1	26.01	26.84
Cash flow netback ($/boe) gas at 6:1	18.74	20.58
Cash flow netback ($/boe) gas at 10:1	$ 22.35	$ 24.09
Reserves (proven plus 50% probable)		
Crude oil (mmbbls)	52.0	60.7
NGLs (mmbbls)	8.0	7.6
Natural gas (bcf)	222.6	189.6
Net asset value ($/share, NPV 12%, before tax)	$ 11.06	$ 16.66
Finding costs, excluding revision ($/proven boe) gas at 6:1[1]	12.38	8.24
Finding costs, excluding revision ($/proven boe) gas at 10:1[1]	$ 15.52	$ 9.98

1 See table on page 62 for complete calculation.

Note: 2000 diluted earnings and cash flow per share have been restated because of a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

management's discussion and analysis

Vermilion continued growing production in 2001, increasing our average daily volumes 22%. With our Peace River Arch discovery coming on stream in the fourth quarter of 2001, the Company is positioned to continue to realize 20% growth in production in 2002. Vermilion achieved record cash flow and earnings in 2001 of $152.9 million ($2.81 per share) and $65.7 million ($1.21 per share), respectively. The high quality of our asset base has provided a strong cash flow netback and a return on equity well in excess of our target of 15% after tax. We continue to focus on the recycle ratio as an indicator of profitability—with a target of 2.0 times cash flow over finding costs. Our challenge in 2002 is to reduce finding costs to less than $10.00/boe to achieve the recycle ratio we attained in prior years.

Vermilion's share price reached an all-time high of $12.50 in June 2001 in a heated acquisitions marketplace. Average daily trading volumes for the month peaked at more than 166,000 shares, increasing Vermilion's profile on the TSE oil and gas index and triggering additional investment in the Company. At year-end, Vermilion's shares closed at $10.00, a 25% increase in market value over the prior year's closing price. While this market euphoria has somewhat dissipated, Vermilion's stock continues to trade in the $10 to $11 range, reflecting a reasonable market valuation based on our underlying assets (Net Asset Value NPV BT at 12% is $11.06/diluted share) relative to other industry participants. Nonetheless, the Company has maintained our share buy-back program to protect shareholder interests in this environment of volatile commodity prices. To date, we have not purchased any shares through our Normal Course Issuer Bid of November 23, 2001. More recent merger activity has refocused investor interest on the oil and gas industry, creating the potential for further expansion of price/cash flow multiples within the sector.

RESULTS	2001	2000	1999
Revenues ($m)	274,899	234,653	108,443
Net earnings ($m)	65,743	61,449	20,008
Per share ($)	1.21	1.17	0.40
Cash flow ($m)	152,885	138,151	55,349
Per share ($)	2.81	2.63	1.12
Earnings-to-cash-flow ratio (%)	43.0	44.5	36.1
Return on shareholders' equity (%)	26.7	33.9	14.7

CASH FLOW REINVESTMENT	2001	2000	1999
Finding costs ($/proven boe)[1]	12.38	8.24	5.08
WTI (US$/bbl)	25.94	30.19	19.24
Realized price ($/boe)	33.69	34.96	21.03
Controllable costs ($/boe)[2]	4.96	4.73	4.86
Cash flow netback ($/boe)	18.74	20.58	10.73
Recycle ratio[1]	1.5	2.5	2.1

1 Excludes 2001 reserve revision.
2 Comprised of lifting costs and G&A.

NET EARNINGS ($/basic share)


98 0.07
99 0.40
00 1.17
01 1.21
02E 0.63

CASH FLOW ($/basic share)


98 0.42
99 1.12
00 2.63
01 2.81
02E 2.45

CASH FLOW NETBACK ($/boe)


98 4.96
99 10.73
00 20.58
01 18.74
02E 13.70

The most disappointing result in 2001 was our finding and development costs. Heated commodity markets led to increases in the cost of services, seismic expenditures and land, all of which contributed to higher finding costs compared with those of prior years. In 2001, we focused on growing our prospect inventory through land acquisitions and seismic expenditures to develop a new project area in the Peace River Arch. Through expansion in the down cycle, Vermilion still believes we can add reserves at rates of less than $10/boe over the long term.

PRODUCTION/SHARE	2002E	2001	2000	1999
Production (boe/d) gas at 6:1	27,000	22,354	18,341	14,133
Production (boe/d) gas at 10:1	22,000	18,739	15,669	12,305
Production per share (boe/d) gas at 6:1[1]	462	383	310	252
Production per share (boe/d) gas at 10:1[1]	376	321	265	220

1 Per million diluted shares outstanding.

PROVEN RESERVES/SHARE	2001	2000	1999
Proven reserves (mboe at 6:1)	80,252	88,113	74,929
Proven reserves (mboe at 10:1)	68,558	76,466	65,774
Proven reserves (boe/diluted share at 6:1)	1.37	1.49	1.34
Proven reserves (boe/diluted share at 10:1)	1.18	1.29	1.17

Vermilion continued to grow production per share, success that can be attributed to our efficient use of capital and a balanced inventory of projects with low, medium and high risk. The Company's growth in 2001 was financed primarily through internally generated cash flow from operations, a strategy that provides value growth for investors. Equity as a method of financing is used sparingly. For the first time in the Company's history, proven reserves/share declined, a result of the 19.7% downward revision in reserves in 2001. The reserve revision of 17.3 mboes resulted from a change in estimate using a decline analysis evaluation of the reserves. The revision created reclassification of 10.83 mboes from proven producing to the probable producing category. While Vermilion has made the decision to re-evaluate our reserves, resulting in a downward revision, we are confident the stable production profile of our properties supports future classification of probable reserves back into the proven reserves category without extensive development expenditures.

During the fourth quarter of 2001, commodity prices continued to erode, and further volatility is anticipated in the short term in 2002. Accordingly, Vermilion is positioned for a year of counter-cyclical growth. The shrinking TSE 300 index may draw increased attention to Vermilion's stock, and a further reduction in the number of Canadian oil and gas producers may attract larger and longer-term investors to the Company. Our challenge is to catapult Vermilion into the senior producer category while maintaining a value-added growth strategy.

To grow our business during a period of potentially low oil and gas prices, Vermilion must demonstrate our ability to survive a year of reduced profitability. We believe our objective to build a stable platform of production and cash flow has been achieved by the following actions:

- A focus on medium-depth, quality reserves that provide a high netback;
- Prudent production practices that result in manageable decline rates;
- A well-defined hedging strategy that supports prices on 30% to 40% of our production; and
- High working-interest production and facilities ownership that ensures a strong degree of control over spending.

With our strong hedging position at US$25 WTI for crude oil and $5.00/mcf for natural gas (see page 44 for details), Vermilion does not anticipate significant erosion in cash flow from weaker commodity prices in 2002. Furthermore, production growth from our exploration success in the Peace River Arch in 2001 will help to offset price declines that may occur.

PROVEN RESERVES (per diluted share)


97 1.06
98 1.32
99 1.34
00 1.49
01 1.37

DEBT-TO-CASH-FLOW RATIO


97 0.77
98 5.62
99 1.70
00 0.77
01 0.78

DEBT-TO-EQUITY RATIO


97 0.26
98 0.89
99 0.64
00 0.50
01 0.43

In addition to our hedging program, the Company has maintained a strong balance sheet and expanded our bank loan facilities to $250 million. With a track record of counter-cyclical growth and unused bank loan capacity of approximately $130 million at year-end, Vermilion is positioned for the next stage of growth. We have maintained the Company's ratios for debt-to-cash-flow and interest coverage at levels that will enable us to use low-cost leverage to expand our business in 2002, given the right opportunities.

FINANCIAL CAPACITY	2001	2000	1999
Debt and working capital ($m)	$ 119,681	$ 106,045	$ 94,703
Bank facility ($m)[1]	$ 250,000	$ 215,000	$ 160,000
Unutilized bank facility ($m)	$ 130,319	$ 108,955	$ 65,297
Debt-to-cash-flow ratio – full year[2]	0.78	0.77	1.7
– Q4 exit[2]	1.01	0.56	1.1
Debt-to-equity ratio[2]	0.43	0.50	0.64

1 The 2000 bank facility increased effective January 2001.
2 Debt includes working capital.

The merger and acquisition activity in 2001 has provided an interesting playing field for 2002. Large producers that conducted major transactions in 2001 may want to reduce their debt by divesting some of their assets. We believe the marketplace of opportunities in the $30 million to $300 million range may shift in Vermilion's favour in 2002. Our growth will be limited only by the quality of these opportunities, not by financial constraints. The Company has built a strong banking syndicate and developed opportunities in the private capital markets for debt in the U.S. Vermilion's growth over the next year will determine our need to expand debt capacity, potentially through private or public debt capital markets.

Our strategy remains intact as we focus on maintaining financial capacity during periods of high and low prices, using cash flow for drilling and debt for acquisitions. The main components of the Company's financial strategy are to:

- Target a debt-to-cash-flow ratio of less than 2.5:1 during weak commodity cycles;
- Target an interest-coverage ratio of more than 4 times;
- Define the use of financing proceeds;
- Match the characteristics of an acquisition to the financing alternatives; i.e., long-term debt applied to long-life assets; and
- Expand subordinated debt capacity through international growth.

The cost of capital increases significantly when debt and equity capacity are expanded. While bank debt remains the lowest cost of capital, it provides the least capacity. The opposite can be said for subordinated debt. Therefore, smaller deals (up to $50 million) in Canada will attract borrowing-base lending and can be completed through a bank loan facility. Larger deals (more than $100 million) and international transactions may require increased borrowing capacity, including senior-term and subordinated debt, which increases the effective cost of capital. Vermilion does not believe in the blind-pool approach to raising capital—we match the financing tool to the strength of the acquisition opportunity.

Vermilion continued to record quarterly increases in production, primarily from drilling success, which more than offset production declines.

2001 QUARTERLY PRODUCTION SUMMARY (boe/d)	Q1	Q2	Q3	Q4
CANADA				
Crude oil & NGLs	7,017	7,011	7,312	7,278
Natural gas	8,623	8,392	8,913	9,665
	15,640	15,403	16,225	16,943
FRANCE				
Crude oil	5,835	6,286	6,228	6,290
Natural gas	167	135	127	118
	6,002	6,421	6,355	6,408
Total Combined	21,642	21,824	22,580	23,351

2000 QUARTERLY PRODUCTION SUMMARY (boe/d)	Q1	Q2	Q3	Q4
CANADA				
Crude oil & NGLs	4,924	6,579	6,461	6,933
Natural gas	4,640	6,260	6,795	8,358
	9,564	12,839	13,256	15,291
FRANCE				
Crude oil	5,305	5,145	5,667	5,617
Natural gas	193	117	168	163
	5,498	5,262	5,835	5,780
Total Combined	15,062	18,101	19,091	21,071

Vermilion achieved a 22% increase in production, averaging 22,354 boe/d in 2001 compared with 18,341 boe/d a year ago and exited the year on target at 24,500 boe/d. In Canada, production grew 26% as a result of the Company's successful exploration program in the Peace River Arch and growth from all but one of our domestic core areas. For two years, Vermilion had been assembling a land base in the Peace River Arch, where we have accumulated more than 67,000 net acres. We had no production there until 2001 when we made two separate and significant discoveries of natural gas and liquids that added more than 3,000 boe/d (15 mmcf/d of natural gas with 500 bbls/d of associated liquids) to current volumes. In France, our drilling focus on the Paris Basin was rewarded with a production gain of 59%. We achieved production growth through the drill bit in 2001, drilling 94 wells with a 72% success rate. Vermilion continued to focus on exploration, drilling 11 high-risk targets in Canada and one in France.

	2001			2000			1999
	Oil & NGLs (bbls/d)	Gas (mmcf/d)	Average (boe/d)	Oil & NGLs (bbls/d)	Gas (mmcf/d)	Average (boe/d)	Average (boe/d)
CANADA							
NORTHERN DISTRICT							
Peach River Arch	47	2.53	469	–	–	–	–
Utikuma	4,137	0.70	4,254	3,354	0.55	3,446	1,801
Mastin Lake	10	10.17	1,705	51	3.03	556	
Total	4,194	13.40	6,428	3,405	3.58	4,002	1,801
SOUTHERN DISTRICT							
Chip Lake	2,638	32.81	8,106	2,533	26.89	7,015	6,064
Southern Foothills	322	7.20	1,522	289	8.64	1,729	462
Total	2,960	40.01	9,628	2,822	35.53	8,744	6,526
Total Canada	7,154	53.41	16,056	6,227	39.11	12,746	8,327
FRANCE							
Aquitaine Basin	3,589	–	3,589	3,672	–	3,672	3,637
Paris Basin	2,295	–	2,295	1,642	–	1,442	1,565
Other	278	0.82	414	320	0.97	481	604
Total France	6,162	0.82	6,298	5,434	0.97	5,595	5,806
Total Combined	13,316	54.23	22,354	11,661	40.08	18,341	14,133

PRODUCTION BY QUARTER (mboe/d)



Q4 00
21.1
Q1 01
21.6
Q2
21.8
Q3
22.6
Q4
23.4

2000 CAPITAL EXPENDITURES (%)



Development 43%
Exploration 15%
Acquisitions 42%

2001 CAPITAL EXPENDITURES (%)



Development 72%
Exploration 28%

Vermilion's drilling program in 2001 was one of the largest in our history. We spent $162.9 million during the year, directing $45.6 million (or 28%) to our exploration program, including 18% to expand our seismic database and landholdings. Shareholders can expect to see approximately 25% to 30% of our capital expenditures focused on high-risk and new-pool discovery projects in 2002.

Vermilion's capital program in 2001 included allocations for the initial development of a new core area in the Peace River Arch and further development and extension of existing core areas. The Company did not spend any material amounts on acquisitions despite our ongoing search for new project areas. While Vermilion evaluated several business opportunities in 2001, our counter-cyclical approach to value creation precluded participation in a heated acquisitions marketplace.

In Canada, the Company continued to expand in the Chip Lake area, maintaining a two-year prospect inventory heading into 2002. This region continues to provide us with strong growth from a variety of producing zones, including deeper targets such as the Shunda. With our discoveries in the Peace River Arch at Shane and Gage, we estimate drilling 12 wells (6 development or moderate-impact exploration targets and 2 high-risk/high-reward exploration targets) to expand these pools and conduct further development and exploration activity.

In France, Vermilion has added an important new tool by developing an extensive database that includes digitized well logs that were previously unavailable. This information is crucial and will ensure, over the long-term, that we can expand through exploration within the basins. Our focus early in 2002 is further development of the St-Just-En-Brie permit that surrounds the Paris Basin fields. The Company drilled 10 wells in the Vulaines, Champotran and Malnoue fields. This activity, in conjunction with new 3D seismic, has highlighted several features that extend the Champotran field and have the potential of adding several pools of reserves of two mmboe to five mmboe. Clearly, with our extensive land position and competitive advantage, Vermilion's strategy in France is to focus on new pool discovery. This will result in directing more of our capital program to drilling a greater proportion of higher-risk/higher-return wells in France.

CAPITAL EXPENDITURES ($m)	2001	2000	1999
Land	$ 19,626	$ 6,340	$ 2,057
Seismic	9,239	3,694	5,293
Drilling & completion	86,706	60,106	21,971
Production equipment & facilities	28,305	16,508	8,138
Workovers	11,091	6,008	6,556
Capitalized exploration administration	2,469	1,861	495
Drilling & development expenditures	157,436	94,517	44,510
Property acquisitions	2,194	36,779	947
Corporate acquisitions (Big Sky)	–	32,725	–
Other	3,259	1,517	837
	$ 162,889	$ 165,538	$ 46,294

FUNDING OF CAPITAL PROGRAM	2001	2000	1999
Cash flow	$ 152,885	$ 138,151	$ 55,349
Debt, working capital & other	10,143	8,608	(17,454)
Equity	(139)	18,779	8,399
	$ 162,889	$ 165,538	$ 46,294

As outlined in Vermilion's financing strategy, our 2001 capital program was primarily supported by cash flow from operations. Funding for the 2002 capital program will be similar unless there is a dramatic change in commodity prices. A period of commodity weakness will be viewed as an opportunity to expand our business through acquisitions, possibly funded by debt.

We have established a $155 million capital program for 2002: $110 million that is firm ($85 million in Canada and $25 million in France) and a $45 million contingency to develop exploration successes and/or pursue acquisition opportunities. In the first quarter of 2002, Vermilion acquired a small private natural gas producer for approximately $30 million (see page 7) which will most likely be included in the $45 million budget with no further anticipated increase. Vermilion will target acquisitions with valuations below what the market has tolerated over the last year, as we look for quality assets and a sizeable deal with the potential to add a new core area to our portfolio. The Company will also continue to focus on our existing core areas in Canada, France and South America, significantly expanding our undeveloped landholdings and building our existing prospect inventory.

Cash flow reached a record high of $152.9 million in 2001, up 11% from $138.2 million last year. The increase in cash flow resulted mainly from three factors: a 22% increase in production, reduced hedging costs, and lower costs/boe for interest and general and administrative expenses which were somewhat offset by declining commodity prices.

CASH FLOW	2001					Year ended December 31	
($/boe)	Q1	Q2	Q3	Q4	2001	2000	1999
Oil & gas revenues	43.71	39.14	28.65	25.65	34.01	37.51	22.31
Oil hedging gains (losses)	(1.25)	(1.45)	(0.27)	1.52	(0.32)	(2.55)	(1.28)
Royalties (net of ARTC)	(10.01)	(9.12)	(6.58)	(5.80)	(7.81)	(8.27)	(4.21)
Production expenses	(4.06)	(3.87)	(4.14)	(4.20)	(4.07)	(3.75)	(3.87)
Operating netback	28.39	24.70	17.66	17.17	21.81	22.94	12.95
General & administrative	(0.91)	(0.87)	(0.94)	(0.83)	(0.89)	(0.99)	(0.99)
Interest	(0.80)	(0.69)	(0.64)	(0.54)	(0.67)	(1.25)	(1.33)
Current & capital taxes	(0.98)	(1.91)	(1.10)	(2.03)	(1.51)	(0.43)	0.14
Marketing, foreign exchange & other	0.00	(0.01)	0.00	0.00	0.00	0.31	(0.04)
Cash flow/boe	25.70	21.22	14.98	13.77	18.74	20.58	10.73

CRUDE OIL MARKETING

Essentially all of Vermilion's crude production continues to be of a premium, light and sweet quality. This mix is getting lighter, especially with the increase in production of very light and sweet crude oil from Champotran in the Paris Basin. The average density of our Canadian oil production is approximately 42° API and 0.2% sulphur. The oil we produce in France is expected to be lighter than 36° API during 2002. Demand for premium-quality low-sulfur crude oil continues to be strong, particularly in North America and Europe. As a result, Vermilion realizes significantly higher netbacks than those producers whose crude oil mix is typically more sour and heavier. In fact, Vermilion's netbacks reflect only a small differential off WTI and Dated Brent prices. In 2001, Vermilion received an average wellhead price, before hedging, of US$25.19/bbl compared to the WTI benchmark average of US$25.94/bbl. In France, our average realized oil price was US$20.87/bbl compared to the Dated Brent price of US$24.44/bbl, a larger differential predominantly because of the increased cost of shipping and timing of shipments.

Vermilion markets more than 94% of our production to several large refiners in Canada and the U.S. Midwest on varying-term contracts that capture premiums over spot prices. In France, we sell the majority of our oil production to a European refiner on a one-year term contract. The price we receive for this oil is based on Dated Brent less a marketing differential. During 2001, condensate prices were very strong because of a high demand for diluent, and this resulted in the Company receiving very attractive condensate netbacks compared with those for crude oil.

Vermilion has increased production of NGLs, a result of bringing liquids-rich gas production on stream from the Shane and North Gage properties. Our contracts for sales of NGLs are one- to three-year terms based on spot-price postings less negotiated differentials. Going forward, we will optimize our marketing of NGLs when we anticipate higher gas prices, selling it as natural gas to the extent of our operational flexibility.

The North American economy appears to be improving, and oil demand is expected to accelerate as the year progresses. OPEC countries have been complying with the volumes they have set. There is a potential for supply disruptions from oil producers in the Middle East, and that, combined with rising natural gas prices, has provided support for higher oil prices.

COMMODITY MIX (%)


97
98
99
00
01
oil NGLs natural gas

OIL & GAS MIX (March 2002)


Crude Oil & NGLs 53%
Natural Gas 47%

NATURAL GAS MIX (March 2002)


AECO Spot Price 60%
Fixed Price/Collars 33%
Nymex Related 4%
Other 3%

Canadian natural gas prices reached near record levels in 2001 with Vermilion realizing an average price of $5.34/mcf. By March 2002, the Company's natural gas sales were approximately 78 mmcf/d, an increase of more than 30% from January 2001.

Natural gas prices were lower during the second half of 2001, predominantly because of the weak economy and mild winter. Export pipeline capacity from Western Canada continues to exceed the available supply, which in 2001 resulted in very strong spot prices in Alberta compared with netbacks realized from export markets. This relative strength in domestic gas prices is expected to continue for several years. In 2002, Vermilion expects to sell approximately 60% of our natural gas production into the higher priced AECO market, 33% under fixed-price contracts and 4% based on prices related to NYMEX and U.S. West Coast gas prices.

The Company expects natural gas supply in the U.S. to decrease 2% year-over-year, while Canadian supply is anticipated to be flat at best. On the demand side, with the expected stronger increase in GDP in North America, storage surplus is expected to shrink. Current fundamentals suggest improving supply/demand balance and stronger natural gas prices. There is also significant upside potential in prices, if weather-related demand and the rebounding economy prove to be stronger than expected.

Vermilion is well positioned to capitalize on the projected demand for natural gas in North America. We will maintain our flexible sales program to take advantage of future opportunities to diversify our market and pricing mix. The Company believes our balanced portfolio approach will provide strong and sustainable cash flows over the long term, while enabling us to realize top-quartile prices.

[illegible]

Revenues jumped 17% to $274.9 million from $234.7 million a year ago thanks to a 22% increase in production, offset by a 9% reduction in realized commodity prices. While 2001 commodity prices were excellent, they were down from the outstanding prices we and others realized in 2000. The WTI price average was down 14% to US$25.94/bbl from US$30.19/bbl in 2000. The Company's crude oil price declined 14% from 2000, while our price for NGLs improved marginally by 5%. Natural gas prices were down slightly, dropping 4% relative to 2000. In 2001, Vermilion hedged an average of 5,300 bbls/d at an average price of US$25.27/bbl. This reflects our philosophy of hedging 30% of our production over a time period of two to three years as insurance to protect the Company's base capital budget for development and maintenance. In 2001, hedging reduced Vermilion's realized prices for crude oil and NGLs by $0.32/boe ($0.39/boe 10:1).

The Company has applied the same philosophy for 2002, hedging 5,000 bbls/d of our production at an average WTI price of US$25.00/bbl. The prices and volumes we have hedged are very similar to our 2001 program and will guarantee a good portion of our capital program. With inventories of crude oil and natural gas at unexpectedly high levels, the Company is forecasting much weaker oil and gas prices in 2002. We expect an average WTI price of US$21.50 and AECO Hub/mcf of $3.60. Assuming this scenario proves true, the hedges we have in place will serve as an anchor for another year of solid cash flow.

AVERAGE REALIZED PRICE[1]	2001	2000	1999
CANADA			
Crude oil ($/bbl)	$ 39.02	$ 44.23	$ 27.83
NGLs ($/bbl)	$ 34.58	$ 33.05	$ 19.43
Natural gas ($/mcf)	$ 5.34	$ 5.58	$ 2.77
FRANCE			
Crude oil ($/bbl)	$ 32.32	$ 38.52	$ 24.87
Natural gas ($/mcf)	$ 5.23	$ 4.40	$ 2.99
COMBINED			
Crude oil ($/bbl)	$ 35.45	$ 41.11	$ 25.83
NGLs ($/bbl)	$ 34.58	$ 33.05	$ 19.43
Natural gas ($/mcf)	$ 5.34	$ 5.55	$ 2.78

1 Excludes hedging costs.

AVERAGE REALIZED OIL PRICE ($/bbl)*


97 22.33
98 14.34
99 23.64
00 36.40
01 34.83

* Includes hedging costs.

AVERAGE REALIZED GAS PRICE ($/mcf)


97 2.41
98 2.29
99 2.78
00 5.55
01 5.34

REVENUE ($mm)


97 53.7
98 55.7
99 108.4
00 234.7
01 274.9

Total royalties, net of ARTC, increased approximately $8.2 million to $63.7 million in 2001 from $55.5 million in 2000. This 2001 increase is attributable to increased production. In Canada, royalties calculated as a percentage of revenue were lower because of reduced commodity prices in 2001 compared with 2000. Royalties were $7.81/boe in 2001 compared with $8.28/boe in 2000.

In France, a flat production tax (RCDM) in the range of $3.00/bbl is the largest component of the Company's royalty payment. As commodity prices decrease, the effective royalty rate increases. This explains the slight increase in rates (as a percentage of revenue) as commodity prices decreased in 2001 compared with 2000. Benefits are achieved under this system when a new pool is discovered, and the RCDM rate drops to approximately $1.50/bbl.

ROYALTIES	2001	2000	1999
CANADA			
Oil & NGLs royalties, net of ARTC ($m)	$ 24,749	$ 23,319	$ 7,157
Percent of oil & NGLs revenue (%)	25.5	28.5	21.8
Natural gas royalties, net of ARTC ($m)	$ 29,730	$ 23,231	$ 6,103
Percent of natural gas revenue (%)	28.5	29.1	23.0
FRANCE			
Oil royalties ($m)	$ 9,198	$ 8,900	$ 8,393
Percent of oil revenue (%)	12.8	12.4	17.6
Natural gas royalties ($m)	$ 67	$ 80	$ 71
Percent of natural gas revenue (%)	4.3	5.2	5.1

LIFTING COSTS

Workovers in the fourth quarter contributed to an increase in lifting costs in 2001 compared with the previous year. Lifting costs on a consolidated basis were $4.07/boe in 2001 compared with $3.75/boe in 2000. Increased drilling in the oil patch has elevated the competition for rigs and pushed operating costs skyward during 2001. Higher expenses for electrical power in Canada and France also contributed to an increase in our lifting costs.

LIFTING COSTS ($)	2001	2000	1999	1998	2001/2000 % Change
CANADA					
Oil & NGLs ($/bbl)	$ 4.72	$ 3.62	$ 3.12	$ 4.53	30.4
Natural gas ($/mcf)	$ 0.43	$ 0.34	$ 0.39	$ 0.42	26.5
FRANCE					
Oil & natural gas ($/boe)	$ 5.43	$ 5.92	$ 5.54	$ 6.02	(8.3)

[illegible]

The Company's average debt in 2001 was much lower than in 2000. Acquisition and development activities, specifically the acquisition of Big Sky and additional properties at Utikuma, added to our average debt in 2000. Vermilion did not participate in the acquisitions marketplace in 2001 because we believed excessive premiums were being paid. This, coupled with a decrease of 1.2% in the average prime rate in 2001 (7.2% in 2000 to 6.0% in 2001), accounts for our significant decrease in interest expense in 2001 to $6.1 million from $10.0 million in 2000. Continued growth in production and cash flow enabled the Company to expand our loan facility to $250 million in 2001.

DEBT & INTEREST EXPENSE	2001	2000	1999
Debt at year-end ($m)	$ 101,053	$ 101,619	$ 95,539
Total credit facility ($m)[1]	$ 250,000	$ 215,000	$ 160,000
Interest expense ($m)	$ 6,072	$ 9,972	$ 7,202
Cost of borrowing (%)	5.4	7.1	6.6
Amortization of arrangement fees (%)	0.6	1.3	0.5
Average cost of debt (%)	6.0	8.4	7.1
Average prime rate (%)	6.0	7.2	6.4

1 The 2000 bank facility increased effective January 2001.

Continued growth in the Company's operations and number of employees is reflected in increased gross general and administrative (G&A) expenses. However, on a net basis, we have decreased our G&A costs/boe, which were $0.89 in 2001 compared with $0.99 in 2000. Better overhead recoveries and an increase in capitalized G&A, plus improved efficiencies from our facilities infrastructure have all had a positive impact on our G&A.

G&A EXPENSES	2001		2000		1999	
	($m)	($/boe)	($m)	($/boe)	($m)	($/boe)
Gross G&A	$ 15,288	$ 1.87	$ 12,004	$ 1.80	$ 7,851	$ 1.53
Recoveries	(5,524)	(0.68)	(3,526)	(0.53)	(2,298)	(0.45)
	9,764	1.19	8,478	1.27	5,553	1.08
Capitalized G&A	(2,469)	(0.30)	(1,861)	(0.28)	(495)	(0.10)
Net G&A	$ 7,295	$ 0.89	$ 6,617	$ 0.99	$ 5,058	$ 0.98

Vermilion's depletion and depreciation expense increased 68% in 2001. Increased production, higher finding costs and the downward reserve revision that took effect in the fourth quarter all contributed to the increase. In the fourth quarter, depletion/boe rose 73% compared with Q4 2000, while the annual rate/boe increased 38%. The Company provides for expected future costs associated with site restoration and abandonment of facilities and wells in its depletion and depreciation provision. At year-end 2001, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves were $35.7 million, up from $23.7 million in 2000.

DEPLETION & DEPRECIATION EXPENSE (Year ended December 31)	2001	2000	1999
Depletion and depreciation expense ($m)	$ 53,271	$ 31,797	$ 20,308
Depletion and depreciation expense ($/boe)	$ 6.52	$ 4.74	$ 3.94

The Company's 2001 tax provision of $44.7 million, comprised of current, capital and future taxes, resulted in an effective tax rate of 40.5%. This compares with a $46.3 million tax provision and a 43.2% effective corporate tax rate in 2000. The decrease in rates is a direct result of decreased statutory tax rates this year in Canada and France. In Canada, the Company's tax pools and extensive capital program were sufficient to keep cash taxes to $7.5 million. In France, the commodity price environment created a current tax liability of $4.8 million. Our business plan includes a five-year tax planning strategy aimed at maintaining cash taxes to approximately 8% to 10% of our cash flow given the current price environment.

Effective January 1, 2000, the Company moved to the liability method from the deferral method of accounting for income taxes. Under this new standard adopted by the Canadian Institute of Chartered Accountants, tax assets and liabilities must be measured using income tax rates and applying tax laws expected to apply to the taxable income in the period when the tax assets or liabilities are expected to be realized or settled. The statutory tax rates used in Canada and France are 42.6% and 36.2%, respectively.

TAX POOLS (December 31, 2001)	Rates	($m)
CANADA		
Canadian exploration expense	100%	$ 4,216
Canadian development expense	30%	64,849
Canadian oil and gas property expense	10%	97,052
Undepreciated capital cost	25%	52,871
Share issue costs	1/5	1,902
Non-capital losses	100%	–
Total Canada		$ 220,890
FRANCE		
Seismic costs	50%	$ 302
Intangible costs	25%	59,510
Production tangible costs	30%	8,853
Other tangible costs & building	10%	1,800
Non-capital losses	100%	–
Total France		$ 70,465
Total Combined		$ 291,355

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of business risks. These risks include fluctuations in commodity prices, exchange rates and interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers our risk management program as a form of insurance that protects the Company's cash flow and rate of return. The primary objective of our risk management program—an integral part of the Company's five-year business plan—is to maintain Vermilion's capital program to meet our long-term growth targets. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, the Company uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counterparties that have high credit ratings.

COMMODITY RISK

The extreme volatility in natural gas and world oil prices exposes the Company to significant market risk and underscores the importance of effective hedging strategies. To protect our capital program, Vermilion's strategy is to balance an assessment of our financial position with historical pricing and market research. Our hedging program is designed to shield future capital programs from commodity price declines while ensuring debt does not exceed one- to two-year's future cash flow. The following table outlines the crude oil and natural gas hedges that we have in place for 2002 and 2003 to protect our production from market price fluctuations, while ensuring extremely attractive operating netbacks.

2002 OIL HEDGING PROGRAM	Q1	Q2	Q3	Q4
Average volume – WTI (bbls/d)	3,000	3,000	3,000	3,000
Average price – WTI (US$/bbl)	25.02	25.02	25.02	25.02
Average volume – Brent (bbls/d)	2,000	2,000	2,000	2,000
Average price – Brent (US$/bbl)	24.26	24.26	23.91	23.91

* Sold equivalent call at $32 strike price on 1,000 bbls/d WTI.

2003 OIL HEDGING PROGRAM	Q1	Q2	Q3	Q4
Average volume – WTI (bbls/d)	500	500	500	500
Average price – WTI (US$/bbl)	24.19	24.19	24.19	24.19
Average volume – Brent (bbls/d)	500	500	500	500
Average price – Brent (US$/bbl)	23.00	23.00	23.00	23.00

* Sold equivalent call at $30 strike price on WTI bbls.
* Sold equivalent call at $28 strike price on Brent bbls.

2002 NATURAL GAS HEDGING PROGRAM	Volume	Floor	Cap
Natural gas average hedged prices	mmcf/d	$/mcf	$/mcf
1st Quarter	22.3	$4.76	$5.05
2nd Quarter	22.7	$4.76	$5.05
3rd Quarter	24.1	$4.76	$5.09
4th Quarter	24.7	$4.94	$5.18

2003 NATURAL GAS HEDGING PROGRAM	Volume	Floor	Cap
Natural gas average hedged prices	mmcf/d	$/mcf	$/mcf
1st Quarter	25.0	$4.88	$5.08
2nd Quarter	19.7	$5.01	$5.26
3rd Quarter	19.7	$5.01	$5.26
4th Quarter	19.7	$5.01	$5.26

CURRENCY RISK

The Company's primary exposure to currency risk comes from a revenue stream in Canada and France that is denominated in U.S. dollars. We are reviewing U.S.-dollar denominated debt instruments to balance this exposure, because the Canadian dollar has been trading at historical lows compared with its 10-year range. Vermilion currently benefits from a Canadian dollar that continues to trade at historically low levels. We have hedged more than 20% of our currency exposure to partially protect against any significant appreciation in the Canadian dollar. Vermilion's exposure to fluctuations in the Euro is limited primarily to reinvestment and repatriation of funds, and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from our French operations is reinvested within France and denominated in Euros, creating a natural hedge between the cash flow stream and the capital program.

2002 CURRENCY HEDGING PROGRAM

CDN$/US$1.530-1.5615 Collar	US$750,000	Jan 02 – Dec 02
CDN$/US$1.5460 Swap	US$750,000	Jan 02 – Dec 02
CDN$/US$1.5503 Swap	US$750,000	Jan 02 – Dec 02

ENVIRONMENT, HEALTH & SAFETY

Vermilion remains committed to conducting our activities in an environmentally responsible manner, protecting the health and safety of our employees and the public, and consulting with our stakeholders.

In 2001, the Company completed a Safety and Compliance Audit of all of our major facilities to ensure that we meet or exceed all AEUB regulations as well as our own internal procedures and guidelines. We also completed a Loss Prevention Report covering all of our major facilities. During the year, we initiated several projects aimed at reducing flaring and venting, and participated in Shell Oil's roundtable meetings in the Waterton area that provided a forum for public consultation between residents and operators.

Vermilion committed to CAPP's Environment, Health and Safety Stewardship Initiative in 2001. This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance supplemented by progress reports to stakeholders. CAPP Stewardship provides for participation at different levels, enabling a stepped approach to pursuing five strategic elements:

1. Improving operations in environmentally, economically and socially responsible ways;
2. Communicating and consulting with stakeholders about plans and activities;
3. Complying with recommended operating practices;
4. Reporting performance against benchmarking measures; and
5. Verifying the effectiveness of the environment, health and safety management systems and performance.

Vermilion is participating at the bronze level, which involves the following: a commitment to the Stewardship Initiative and its strategic elements; development and implementation of environment, health and safety management systems; and the use of effective stakeholder consultation processes. The Company's first initiative in the CAPP Stewardship Program was as a voluntary participant in CAPP's Benzene Emissions Survey.

Vermilion is a member of a number of other organizations concerned with environment, health and safety, including the Western Canadian Air Shed (Eastern Slopes) and numerous area co-operatives that provide training exercises in the event of spills on water. We continue to actively create new policies to meet or exceed AEUB and other government body regulations.

In the area of stakeholder relations, we meet regularly with native groups to communicate our planned activities in our Northern and Southern operational districts. We are also active in a program to encourage native employment.

CORPORATE GIVING

The Company's community investment program focuses on health and welfare providing financial assistance to Calgary's most disadvantaged families, men, women and youth, who through unfortunate circumstances are dependent on community support for safety, food, shelter and reintegration into the community as productive members of society.

Corporately and as individual employees, Vermilion participated in the United Way, directing some of the funds to the homeless and women's emergency shelters. Through our employee initiative program, several disadvantaged children enjoyed a week of residential camp during their summer vacation. Our Christmas gift-giving endeavours enhanced the festive season for approximately 100 individuals. The Canadian Cancer Society and The Peace Arch Hospital Foundation benefited from a program, called In Memoriam, for our employees and business associates. Vermilion was also pleased to sponsor the Alberta Adolescent Recovery Centre's (AARC) fourth annual gala and auction. AARC provides long-term treatment for chemically dependent adolescents.

In addition, our financial participation in the Festival of Trees assisted The Alberta Children's Hospital in the purchase of specialized pulmonary equipment, and our field offices contributed to various community causes and activities.

financial information

vermilion
resources ltd.

01

management's report to shareholders

The accompanying consolidated financial statements of Vermilion Resources Ltd. are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised of a majority of Directors who are not employees of the Company. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.

SIGNED
Jeffrey S. Boyce
President & Chief Executive Officer
February 15, 2002

SIGNED
Stephen E. Bjornson
Vice President Finance & Chief Financial Officer

auditors' report

To the Shareholders of Vermilion Resources Ltd.

We have audited the consolidated balance sheets of Vermilion Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 15, 2002

SIGNED
Chartered Accountants

consolidated balance sheets

(Thousands of dollars)

December 31	2001	2000
ASSETS		
CURRENT		
Cash	$ 6,716	$ 15,861
Accounts receivable	43,457	42,530
Crude oil inventory	2,593	6,018
Prepaid expenses and other	5,296	2,692
	58,062	67,101
Deferred financing costs	1,012	1,255
Investment (Note 2a)	-	5,699
Capital assets (Note 3)	546,705	415,648
	$ 605,779	$ 489,703
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 69,206	$ 69,316
Income taxes payable	7,484	2,211
	76,690	71,527
Long-term debt (Note 4)	101,053	101,619
Provision for future site restoration (Note 3)	7,965	6,253
Future income taxes (Note 5)	129,698	96,865
	315,406	276,264
Non-controlling interest (Note 2a)	11,330	-
Commitments and contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	136,146	132,965
Retained earnings	142,897	80,474
	279,043	213,439
	$ 605,779	$ 489,703

APPROVED BY THE BOARD

SIGNED

Jeffrey S. Boyce
Director

SIGNED

Charles W. Berard
Director

consolidated statements of earnings and retained earnings

(Thousands of dollars, except per share amounts)

Years Ended December 31	2001	2000
REVENUE		
Petroleum and natural gas revenue	$ 274,899	$ 234,653
Royalties, net of ARTC	63,744	55,530
	211,155	179,123
Other income	-	2,277
	211,155	181,400
EXPENSES		
Production	33,213	25,201
Interest	6,072	9,972
General and administration	7,295	6,617
Foreign exchange	961	642
Depletion and depreciation	53,271	31,797
	100,812	74,229
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM	110,343	107,171
INCOME TAXES (Note 5)		
Future	32,327	43,380
Current	11,810	2,149
Capital	513	728
	44,650	46,257
OTHER ITEM		
Equity in income of affiliate (Note 2a)	(50)	(535)
NET EARNINGS	65,743	61,449
EXCESS OF CONSIDERATION PAID OVER STATED VALUE OF SHARES PURCHASED (Note 6)	(3,320)	(3,849)
ADOPTION OF NEW ACCOUNTING POLICY (Note 5)	-	(13,559)
RETAINED EARNINGS, BEGINNING OF YEAR	80,474	36,433
RETAINED EARNINGS, END OF YEAR	$ 142,897	$ 80,474
NET EARNINGS PER COMMON SHARE (Note 7)		
Basic	$ 1.21	$ 1.17
Diluted	$ 1.17	$ 1.14

consolidated statements of cash flows

(Thousands of dollars, except per share amounts)

Years Ended December 31	2001	2000
CASH PROVIDED BY (USED IN):		
OPERATING		
Net earnings	$ 65,743	$ 61,449
Items not affecting cash:		
Depletion and depreciation	53,271	31,797
Unrealized foreign exchange loss	933	454
Amortized deferred financing charges	661	1,606
Equity in income of affiliate	(50)	(535)
Future income taxes	32,327	43,380
Funds generated from operations	152,885	138,151
Changes in non-cash working capital	3,501	13,370
	156,386	151,521
INVESTING		
Drilling and development of petroleum and natural gas properties	(160,695)	(96,034)
Acquisition of capital assets, net	(2,194)	(36,779)
Cash acquired on corporate acquisition (Note 2a)	3,031	-
Corporate acquisition (Note 2b)	-	(8,460)
Acquisition of investment (Note 2a)	(3,520)	(800)
Site restoration costs incurred	(472)	-
	(163,850)	(142,073)
FINANCING		
Issue of common shares for cash, net of share issue costs	4,864	9,668
Repurchase of common shares for cash	(5,003)	(5,901)
Decrease in long-term debt	(566)	(520)
Increase in deferred financing charges	(417)	(1,707)
	(1,122)	1,540
Foreign exchange gain (loss) on cash held in a foreign currency	(559)	306
NET (DECREASE) INCREASE IN CASH	(9,145)	11,294
CASH, BEGINNING OF YEAR	15,861	4,567
CASH, END OF YEAR	$ 6,716	$ 15,861
FUNDS GENERATED FROM OPERATIONS PER COMMON SHARE (Note 7)		
Basic	$ 2.81	$ 2.63
Diluted	$ 2.71	$ 2.56
SUPPLEMENTARY INFORMATION – CASH PAYMENTS		
Interest	$ 4,974	$ 8,124
Income taxes received	$ (667)	$ (358)

notes to the consolidated financial statements

Years Ended December 31, 2001 and 2000

(Tabular amounts in thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, and its subsidiaries all of which are wholly owned, except for Aventura Energy Inc. (Note 2a).

PETROLEUM AND NATURAL GAS OPERATIONS

The Company uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a significant change in the rate of depletion and depreciation.

The cost of significant unevaluated properties is excluded from the depletion and depreciation base. The carrying value is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs and the value of unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes. Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices. Total estimated costs are being provided for on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the account as incurred.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

CRUDE OIL INVENTORIES

Inventories of crude oil, consisting of production awaiting shipment at the Ambès Shipping Terminal in France, are valued at current estimated selling price net of related expenses.

STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital.

DEFERRED FINANCING COSTS

Deferred financing costs associated with obtaining the long-term debt facility are amortized on a straight-line basis over the life of the debt obligation.

FINANCIAL INSTRUMENTS

The Company uses financial instruments to hedge its exposure to fluctuations in oil, natural gas and electricity prices, foreign exchange rates and interest rates. Gains or losses from these activities are reported as adjustments to the related revenue or expense accounts when the gain or loss is realized.

EARNINGS PER SHARE

Basic earnings per share and basic funds from operations per share are computed by dividing earnings and funds from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants, in accordance with new standards approved by the Canadian Institute of Chartered Accountants.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Share capital is reduced and future income tax is increased by the tax related to the renounced tax deduction.

FOREIGN CURRENCY TRANSLATION

Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates;
- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

FUTURE INCOME TAXES

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

2. BUSINESS ACQUISITION AND INVESTMENT

a) Effective October 20, 1999, the Company acquired 43,714,000 warrants of Del Mar Energy Inc., renamed Aventura Energy Inc., (Aventura) in exchange for a royalty interest on certain petroleum and natural gas properties. In December of 1999, the Company purchased 431,275 shares for cash consideration of $90,569 and on August 31, 2000, the Company purchased an additional 3,200,000 shares for cash consideration of $800,000.

Effective May 22, 2001, the Company increased its ownership in Aventura by acquiring 19,555,556 special warrants at a price of $0.18 per warrant for total consideration of $3,520,000 through participation in a private placement of special warrants. These special warrants entitle the holder to one Aventura common share and one common share purchase warrant. The purchase warrants entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. The Company's ownership position, assuming exercise of the special warrants excluding the purchase warrants, represents 42.5% of the adjusted basic number of shares of Aventura.

In addition, on December 31, 2001, four officers of Vermilion, who own shares of Aventura, signed proxies which allow the Company to attend and vote on the officers' behalf at all meetings of the shareholders of Aventura, which combined with the purchase warrants, gives the Company effective control of Aventura. Prior to December 31, 2001, the investment was recorded at original cost and adjusted for the Company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition. Effective December 31, 2001, the Company has accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting as follows:

Allocation of purchase price:	
Capital assets	$ 19,304
Cash	3,031
Other current assets	905
Current liabilities	(2,109)
Future income taxes	(506)
Site restoration	(50)
	20,575
Equity investment	(9,245)
Non-controlling interest	(11,330)
Cash consideration	$ -

b) On June 28, 2000, the Company signed a letter agreement to purchase all of the outstanding shares of Big Sky Resources Inc. (Big Sky), a private Canadian oil and gas company, for total consideration of $23,472,000 including cash and non-cash consideration. The arrangement closed on August 10, 2000, at which time Big Sky became a wholly owned subsidiary of the Company. The acquisition of Big Sky was accounted for using the purchase method of accounting, effective from August 10, 2000, as follows:

Allocation of purchase price:	
Capital assets	$ 40,800
Current assets	1,336
Current liabilities	(3,659)
Future income taxes	(8,075)
Long-term debt	(6,600)
Site restoration	(330)
	23,472
Common share consideration (Note 6)	(15,012)
Cash consideration	$ 8,460

3. CAPITAL ASSETS

2001	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	**$ 669,361**	**124,251**	**$ 545,110**
Furniture and equipment	**3,732**	**2,137**	**1,595**
	$ 673,093	**126,388**	**$ 546,705**
2000			
Petroleum and natural gas properties and equipment	$ 488,882	73,974	$ 414,908
Furniture and equipment	2,018	1,278	740
	$ 490,900	75,252	$ 415,648

As at December 31, 2001, costs of $26,045,000 (2000 – $12,352,000) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Company capitalized $2,469,000 (2000 – $1,861,000) of overhead costs related to exploration and development activities.

The provision for future site restoration costs is recorded in the consolidated statement of earnings as a component of depletion and depreciation and on the consolidated balance sheet as a long-term liability. At December 31, 2001, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $35,712,000 (2000 – $23,723,355).

4. LONG-TERM DEBT

At December 31, 2001, the Company had a line of credit of $250,000,000 (2000 – $180,000,000) with a banking syndicate, which has a one year extendible revolving period. Interest is payable based on Vermilion's total debt to cash flow ratio at an annual rate ranging from the bank's prime rate plus 0.125% to the bank's prime rate plus 1.5% per annum. Security for the loan facility includes a $400,000,000 floating charge debenture and a general security agreement over all of the assets of the Company. In addition, a subsidiary of the Company, Vermilion REP S.A., as guarantor of the Company's loan, has provided security over its assets in France. A working capital tranche of $10,000,000, included in the $250,000,000 facility, has been placed in France to facilitate in cash management practices.

5. FUTURE INCOME TAXES

On January 1, 2000, the Company adopted the liability method of accounting for income taxes on a retroactive basis without restatement of the previously issued financial statements. The effect of the adoption of the new policy on the balances at January 1, 2000, was as follows:

Increase capital assets	$ 5,708
Decrease retained earnings	13,559
Increase future income tax	$ 19,267

The components of the future income tax liability at December 31, 2001, and 2000, were as follows:

	2001	2000
Capital assets	$ 133,375	$ 102,505
Provision for future site restoration	(2,866)	(2,268)
Loss carryforwards	-	(1,708)
Share issue costs	(811)	(1,664)
	$ 129,698	$ 96,865

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 43.1% (2000 - 44.6%).

	2001	2000
Earnings before income taxes	$ 110,343	$ 107,171
Corporate tax rate	43.1%	44.6%
Expected tax expense	47,558	47,798
Increase (decrease) in taxes resulting from		
Non-deductible crown payments	20,216	17,840
Resource allowance	(17,702)	(15,072)
Alberta Royalty Tax Credit	(212)	(89)
Foreign tax rate differentials [1]	(2,679)	(3,536)
France statutory tax rate change	(1,078)	(632)
Canada statutory tax rate change	(4,013)	-
Capital taxes	513	728
Other	1,222	-
Foreign exchange	825	(780)
Provision for income taxes	$ 44,650	$ 46,257

[1] The corporate tax rate in France in 2001 is 36.2% (2000 - 37.76%).

At December 31, 2001, the Company has approximately $220,900,000 (2000 - $172,200,000) of tax deductions for Canadian income tax purposes and approximately $70,500,000 (2000 - $66,700,000) of tax deductions for French income tax purposes.

6. SHARE CAPITAL

Authorized

Unlimited number of common shares

Unlimited number of preferred shares

Common shares issued

	Number of Shares	Amount
Balance, December 31, 1999	51,360,293	$ 112,620
Common shares issued on business acquisition (Note 2b)	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	54,489,920	132,965
Stock options exercised for cash	1,153,882	4,864
Shares acquired under normal course issuer bids	(629,500)	(1,683)
Balance, December 31, 2001	**55,014,302**	**$ 136,146**

FLOW-THROUGH SHARES

Pursuant to flow-through share agreements dated December 20, 2000, the Company had renounced resource expenditures of $5,375,000 prior to February 28, 2001. The Company has satisfied its requirement to incur the qualifying expenditures.

STOCK OPTIONS

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers and employees for the purchase of common shares. The options are granted for a maximum term of five years and vest one-third each year and are fully vested *at the end of the third year. At December 31, 2001, the Company had outstanding a total of 3,378,685 (2000 – 4,596,367) options under* the stock option plan. The options are exercisable at prices from $3.00 to $11.50 and expire at various dates between 2002 and 2006.

The following tables summarize information about the Company's stock options at December 31, 2001 and 2000:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	**4,596,367**	**$ 5.22**	4,649,167	$ 4.25
Granted	**330,200**	**9.62**	1,350,500	7.06
Exercised	**(1,153,882)**	**4.22**	(1,275,632)	3.57
Cancelled	**(394,000)**	**5.67**	(127,668)	5.85
Balance, end of year	**3,378,685**	**6.07**	4,596,367	5.22
Exercisable, end of year	**1,602,653**	**$ 4.94**	1,801,117	$ 4.75

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable	Average Remaining Life in Years	Weighted Average Exercise Price
$3.00 - $4.99	1,190,618	1.8	$ 3.90	1,007,586	1.5	$ 4.15
$5.00 - $7.99	1,851,867	3.2	6.82	595,067	1.7	6.28
$8.00 - $11.50	336,200	4.5	9.58	-	-	-
	3,378,685	2.8	$ 6.07	1,602,653	1.5	$ 4.94

NORMAL COURSE ISSUER BIDS

Effective November 23, 2001, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares and will terminate on November 22, 2002.

During the year ended December 31, 2001, the Company acquired 629,500 (2000 - 853,700) common shares, under the current and a prior normal course issuer bid, for cash consideration totalling $5,003,000 (2000 - $5,901,000). As the consideration paid was in excess of the stated value of the shares, the amount of the excess, totalling $3,320,000 (2000 - $3,849,000) was recorded as a reduction of retained earnings.

7. PER SHARE AMOUNTS

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the computation, presentation and disclosure of earnings and funds from operations per share. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Prior year diluted net earnings per share and funds generated from operations per share have been restated for this change.

	2001	2000
Basic		
Earnings per share	**$1.21**	$1.17
Funds generated from operations per share	**$2.81**	$2.63
Weighted average number of shares outstanding (thousands)	**54,489**	52,486
Diluted		
Earnings per share	**$1.17**	$1.14
Funds generated from operations per share	**$2.71**	$2.56
Weighted average number of shares outstanding (thousands)	**56,332**	53,903

If the imputed earnings method had been used, the reported amounts would have been:

	2001	2000
Diluted		
Earnings per share	**$1.13**	$1.11
Funds generated from operations per share	**$2.62**	$2.49
Weighted average number of shares outstanding (thousands)	**58,693**	55,947

The number of shares used to calculate diluted earnings and funds generated from operations per share for the year ended December 31, 2001, of 56,332,326 (2000 - 53,902,777) included the weighted average number of shares outstanding of 54,488,598 (2000 - 52,486,181) plus 1,843,728 (2000 - 1,416,596) shares related to the dilutive effect of stock options.

The diluted net earnings and funds generated from operations per share discussed above did not include 55,807 (2000 - 81,105) of share options, both on a weighted average basis, because the respective exercise prices exceeded the average market price of the common shares, as the effect would be anti-dilutive.

8. FINANCIAL INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

The nature of the Company's operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. Vermilion is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The Company uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2001, the Company had entered into U.S. dollar oil swaps with financial institutions to hedge approximately 1,825,000 barrels (approximately 5,000 barrels per day) in 2002. The hedge prices range from US$23.88 to US$26.80 WTI and mature during calendar year 2002. At December 31, 2001, the fair value of the oil swaps represents a gain of approximately Cdn$13,785,000 (using an average exchange rate of $0.63). The Company does not obtain collateral or other security to support its oil swap agreements, however, any swap agreement executed with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

As well, the Company uses natural gas agreements to hedge anticipated sales of natural gas. At December 31, 2001, the Company had entered into physical gas contracts at pre-determined prices to sell 9,246,000 GJ's (approximately 22.6 mmcf per day) at an average price of Cdn$4.74 per mcf in 2002 and 6,688,000 GJ's (approximately 16.4 mmcf per day) at an average price of Cdn$5.00 per mcf in 2003. At December 31, 2001, the fair value of the gas contracts represents a gain of approximately Cdn$8,256,000. The Company does not obtain collateral or other security to support its natural gas agreements other than parental guarantees.

The Company has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2001, the Company had entered into an agreement with an energy company to hedge approximately 2 MW per hour (50% of current electrical needs for Canadian production) at $91 per MW hour. The term was for three years beginning January 1, 2001, and ending December 31, 2003. At December 31, 2001, the fair value of the agreement was a loss of $1,853,000.

The Company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its oil hedge position for 2002 at approximately US$0.65 per Canadian dollar. At December 31, 2001, the fair value of the hedges was a loss of $1,070,000.

FAIR VALUES

The carrying values of cash, accounts receivable, investment, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2001, and 2000, due to of the short-term nature of these instruments and in the case of long-term debt, the variable interest rate.

9. SEGMENTED INFORMATION

The Company has operations principally in Canada and France. Aventura (see Note 2a) has net assets in Trinidad, Argentina and Canada. The Company's entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2001	2000
Petroleum and natural gas revenues		
Canada	**$ 201,212**	$ 161,534
France	**73,687**	73,119
	$ 274,899	$ 234,653
Net earnings		
Canada	**$ 45,841**	$ 38,580
France	**19,902**	22,869
	$ 65,743	$ 61,449
Funds generated from operations		
Canada	**$ 109,174**	$ 89,243
France	**43,711**	48,908
	$ 152,885	$ 138,151
Capital expenditures (including acquisitions)		
Canada	**$ 118,809**	$ 140,466
France	**44,080**	25,072
	$ 162,889	$ 165,538
Total assets		
Canada	**$ 401,063**	$ 330,495
France	**188,481**	159,208
Trinidad	**13,981**	-
Argentina	**2,254**	-
	$ 605,779	$ 489,703

10. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had a letter of credit outstanding for 15,920,000 French francs (approximately Cdn$3,500,000) in favour of the vendor of the properties acquired in France, which secures certain indemnities given to the vendor. The letter of credit expires July 2002, and has a 10% reduction upon annual renewal.

On September 25, 2001, Vermilion received a tax assessment notice from the Direction Générale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP. S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6,500,000 ($4,500,000 Euro), including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time, the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at December 31, 2001.

11. SUBSEQUENT EVENT

The Company signed a pre-acquisition agreement to purchase all of the outstanding shares of Artemis Energy Limited (Artemis), a private company whose principal asset is a natural gas producing property. Under the terms of this agreement, the Company has offered Artemis shareholders $3.95 cash for each Artemis share. The transaction is valued at $30,000,000 including debt and working capital deficiency. The offer is open for acceptance until March 21, 2002, and is conditional on Vermilion obtaining at least 90% of the outstanding Artemis shares.

12. COMPARATIVE FIGURES

The presentation of certain accounts for the previous year has been changed to conform to the presentation adopted for the current year.

statistical supplement

UNDEVELOPED LANDHOLDINGS

	2001			2000		
	Gross (acres)	Net (acres)	Value ($mm)	Gross (acres)	Net (acres)	Value ($mm)
CANADA						
NORTHERN DISTRICT						
Peace River Arch	72,480	64,282	9.7	-	-	-
Utikuma	105,765	74,516	5.3	104,605	70,899	7.6
Mastin Lake	123,040	95,123	3.3	127,520	105,635	4.2
Total	301,285	233,921	18.3	232,125	176,534	11.8
SOUTHERN DISTRICT						
Chip Lake	202,720	161,281	25.2	179,520	130,075	16.2
Southern Foothills	56,425	30,337	1.6	64,159	29,504	1.6
Total	259,145	191,618	26.8	243,679	159,579	17.8
Total Canada	560,430	425,539	45.1	475,804	336,113	29.6
FRANCE						
Aquitaine Basin	302,872	287,140	8.3	302,872	287,140	8.3
Paris Basin	601,365	462,365	13.3	601,365	462,365	13.3
Other	605,500	60,550	1.7	605,500	60,550	1.7
Total France	1,509,737	810,055	23.3	1,509,737	810,055	23.3
Total Combined	2,070,167	1,235,594	68.4	1,985,541	1,146,168	52.9

DRILLING ACTIVITY

(number of wells)

	2001		2000		1999	
	Gross	Net	Gross	Net	Gross	Net
CANADA						
Oil	14	12.0	19	15.6	14	11.4
Gas	44	36.9	34	24.2	19	13.1
Dry	25	21.4	19	16.1	7	4.6
	83	70.3	72	55.9	40	29.1
FRANCE						
Oil	10	10.0	7	7.0	-	-
Dry	1	1.0	1	1.0	-	-
	11	11.0	8	8.0	-	-
Total Combined	94	81.3	80	63.9	40	29.1

UNDEVELOPED LANDHOLDINGS gross net



97
869
98
1,637
99
1,651
00
1,986
01
2,070

EXPLORATION AND DEVELOPMENT DRILLING

	2001						2000					
	Exploration		Development		Total		Exploration		Development		Total	
December 31	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
CANADA												
Oil	2	2.0	12	10.0	14	12.0	3	2.9	16	12.7	19	15.6
Gas	12	10.5	32	26.4	44	36.9	12	6.8	22	17.4	34	24.2
Dry	9	7.2	16	14.2	25	21.4	12	9.7	7	6.4	19	16.1
Total Canada	23	19.7	60	50.6	83	70.3	27	19.4	45	36.5	72	55.9
FRANCE												
Oil	-	-	10	10.0	10	10.0	-	-	7	7.0	7	7.0
Dry	-	-	1	1.0	1	1.0	1	1.0	-	-	1	1.0
Total France	-	-	11	11.0	11	11.0	1	1.0	7	7.0	8	8.0
COMBINED												
Oil	2	2.0	22	20.0	24	22.0	3	2.9	23	19.7	26	22.6
Gas	12	10.5	32	26.4	44	36.9	12	6.8	22	17.4	34	24.2
Dry	9	7.2	17	15.2	26	22.4	13	10.7	7	6.4	20	17.1
Total Combined	23	19.7	71	61.6	94	81.3	28	20.4	52	43.5	80	63.9

DAILY AVERAGE PRODUCTION SUMMARY

	2001				2000			
	Crude Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	6:1 Average (boe/d)	10:1 Average (boe/d)	Crude Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	6:1 Average (boe/d)	10:1 Average (boe/d)
CANADA								
NORTHERN DISTRICT								
Peace River Arch	47	2.53	469	300	-	-	-	-
Utikuma	4,137	0.70	4,254	4,207	3,354	0.55	3,446	3,409
Mastin Lake	10	10.17	1,705	1,027	51	3.03	556	354
Total	4,194	13.40	6,428	5,534	3,405	3.58	4,002	3,763
SOUTHERN DISTRICT								
Chip Lake	2,638	32.81	8,106	5,919	2,533	26.89	7,015	5,222
Southern Foothills	322	7.20	1,522	1,042	289	8.64	1,729	1,153
Total	2,960	40.01	9,628	6,961	2,822	35.53	8,744	6,375
Total Canada	7,154	53.41	16,056	12,495	6,227	39.11	12,746	10,138
FRANCE								
Aquitaine Basin	3,589	-	3,589	3,589	3,672	-	3,672	3,672
Paris Basin	2,295	-	2,295	2,295	1,442	-	1,442	1,442
Other	278	0.82	414	360	320	0.97	481	417
Total France	6,162	0.82	6,298	6,244	5,434	0.97	5,595	5,531
Total Combined	13,316	54.23	22,354	18,739	11,661	40.08	18,341	15,669



DRILLING ACTIVITY (number of wells) gross net
97
17
98
35
99
40
00
80
01
94

OPERATING NETBACK

	2001			2000		
	Crude Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Crude Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)
CANADA						
Prices	37.95	5.34	34.69	41.15	5.58	37.23
Oil hedging gains (losses)	(0.80)	-	(0.36)	(5.31)	-	(2.60)
Royalties	(9.48)	(1.53)	(9.30)	(10.23)	(1.62)	(9.98)
Lifting costs	(4.72)	(0.43)	(3.54)	(3.62)	(0.34)	(2.80)
Operating netback	22.95	3.38	21.49	21.99	3.62	21.85
FRANCE						
Prices	32.32	5.23	32.29	38.52	4.40	38.17
Oil hedging gains (losses)	(0.25)	-	(0.24)	(2.54)	-	(2.47)
Royalties	(4.09)	(0.23)	(4.03)	(4.47)	(0.23)	(4.39)
Lifting costs	(5.10)	(3.43)	(5.43)	(5.47)	(3.53)	(5.92)
Operating netback	22.88	1.57	22.59	26.04	0.64	25.39
COMBINED						
Prices	35.34	5.34	34.01	39.93	5.55	37.52
Oil hedging gains (losses)	(0.54)	-	(0.32)	(4.02)	-	(2.56)
Royalties	(6.98)	(1.51)	(7.81)	(7.55)	(1.59)	(8.27)
Lifting costs	(4.90)	(0.48)	(4.07)	(4.48)	(0.41)	(3.75)
Operating netback	22.92	3.35	21.81	23.88	3.55	22.94

2001 OPERATING NETBACK BY AREA *($/boe)*

	Revenue	Hedging	Royalties	Lifting Costs	Netback
CANADA					
NORTHERN DISTRICT					
Peace River Arch	32.33	(0.08)	(9.69)	(2.62)	19.94
Utikuma	38.90	(0.78)	(9.03)	(3.91)	25.18
Mastin Lake	29.15	(0.00)	(7.02)	(3.50)	18.63
Total	35.83	(0.52)	(8.54)	(3.71)	23.06
SOUTHERN DISTRICT					
Chip Lake	33.98	(0.26)	(10.17)	(3.17)	20.38
Southern Foothills	33.62	(0.17)	(7.80)	(4.78)	20.87
Total	33.93	(0.25)	(9.80)	(3.42)	20.46
Total Canada	34.69	(0.36)	(9.30)	(3.54)	21.49
FRANCE					
Aquitaine Basin	32.30	(0.24)	(5.17)	(5.04)	21.85
Paris Basin	33.77	(0.25)	(2.55)	(4.26)	26.71
Other	24.09	(0.18)	(2.39)	(15.27)	6.25
Total France	32.29	(0.24)	(4.03)	(5.43)	22.59
Total Combined	34.01	(0.32)	(7.81)	(4.07)	21.81

OPERATING NETBACK ($/boe)



97
11.65
98
6.55
99
12.95
00
22.94
01
21.81

2001 PRODUCTION RECONCILIATION

	Canada			France			Total		
	Crude Oil & NGLs	Natural Gas		Crude Oil	Natural Gas		Crude Oil & NGLs	Natural Gas	
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)
Production Q4 2000	6,933	50.15	15,291	5,617	0.98	5,780	12,550	51.13	21,071
Decline on base production	(1,135)	(7.92)	(2,455)	(427)	(0.27)	(472)	(1,562)	(8.19)	(2,927)
New additions	2,107	19.89	5,422	1,493	0.00	1,493	3,600	19.89	6,915
Decline on new additions	(684)	(4.16)	(1,377)	(393)	0.00	(393)	(1,077)	(4.16)	(1,770)
Acquisitions	57	0.03	62	0	0.00	0	57	0.03	62
Production Q4 2001	7,278	57.99	16,943	6,290	0.71	6,408	13,568	58.70	23,351

FINDING AND DEVELOPMENT COSTS

	2001	2000	1999	1998	1997
EXPENDITURES ($mm)					
Drilling and development	157.4	94.5	44.5	80.9	40.5
Property acquisitions	2.2	36.8	1.0	34.9	46.0
Corporate acquisitions	0.0	32.7	0.0	32.2	0.0
	159.6	164.0	45.5	148.0	86.5
RESERVE ADDITIONS (gas at 6:1)					
Proven reserves (mmboe)[1]	12.9	19.9	8.9	26.7	39.5
Finding and acquisition costs ($/boe)[1]	12.38	8.24	5.08	5.55	2.19
RESERVE ADDITIONS (gas at 10:1)					
Proven reserves (mmboe)[1]	10.3	16.4	7.3	23.6	36.9
Finding and acquisition costs ($/boe)[1]	15.52	9.98	6.20	6.28	2.34

1 Excludes 2001 reserve revision.

	6:1	10:1
Three-year average (1999 – 2001) ($/boe)[2]	15.12	19.00
Four-year average (1998 – 2001) ($/boe)[2]	10.12	12.03
Five-year average (1997 – 2001) ($/boe)[2]	6.66	7.55

2 *Includes 2001 reserve revision.*

EARNINGS-TO-CASH-FLOW RATIO (%)


97
43
98
18
99
36
00
45
01
43

NET ASSET VALUE December 31 *($m)*	2001		2000	
	($m)	**($)**	($m)	($)
Proven plus 50% probable[1]	**608,000**	**10.41**	995,388	16.85
Undeveloped land (Canada)	**45,143**	**0.77**	29,586	0.50
Undeveloped land (France)[2]	**23,289**	**0.40**	23,289	0.39
Seismic	**18,226**	**0.31**	8,987	0.15
Hedging value	**15,114**	**0.27**	-	-
Aventura[1]	**35,132**	**0.60**	9,320	0.16
Total debt and working capital	**(119,681)**	**(2.05)**	(106,045)	(1.79)
Exercise of warrants and stock options	**20,492**	**0.35**	24,008	0.41
Total assets	**645,715**	**11.06**	984,533	16.66
Diluted common shares	**58,393**		59,086	
Net asset value ($/diluted share)[3]	**11.06**		16.66	

1 Discounted at 12%/year BT.
2 Undeveloped land in France is based on capital commitments to retain the exploration and production permits.
3 The portion of the NAV reduction from 2000 to 2001 related to pricing is $3.92 per share.

SELECTED FINANCIAL RATIOS	2001	2000	1999	1998	1997
Return on shareholders' equity (%)	**27**	34	15	3	23
Return on invested capital (%)	**18**	21	10	2	12
Earnings to cash flow (%)	**43**	45	36	18	43
Debt to equity[1]	**0.43**	0.50	0.64	0.89	0.26
Debt to cash flow[1]	**0.78**	0.77	1.7	5.6	0.8
Share price to earnings multiple (basic)[2]	**8.3**	6.8	11.1	40.7	27.5
Share price to cash flow multiple (basic)[2]	**3.6**	3.0	4.0	6.8	11.8
Proved boe reserves/diluted share	**1.37**	1.49	1.34	1.32	1.06
Recycle ratio	**1.5**	2.5	2.1	0.9	4.5

1 Debt includes working capital.
2 Share price at December 31.

SHARE INFORMATION December 31		2001	2000
Outstanding basic shares		**55,014,302**	54,489,920
Public float	- Shares	**48,346,945**	47,760,517
	- % of total shares outstanding	**87.9**	87.7
Trading volume	- Shares	**32,287,767**	31,304,476
	- % of public float	**66.8**	65.5
Trading value ($)		**330,355,235**	215,571,057
Trading range ($)	- High	**12.50**	8.85
	- Low	**7.15**	4.00
	- Close	**10.00**	8.00
Weighted average trading price ($)		**10.23**	6.89
Market capitalization basic shares ($)		**550,143,020**	435,919,360
TSE 300 relative weighting (%)		**0.08**	0.05
TSE 300 trading value ranking		**156**	213

FIVE-YEAR MONTHLY SHARE PRICE AND TRADING VOLUME



trading range
close
volume
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Trading volume (mm shares)
Apr 97
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
17.50
15.00
12.50
10.00
7.50
5.00
2.50
0
Share Price (range/close-$/share)

FIVE-YEAR STATISTICAL REVIEW *($mm, except as indicated)*

	2001	2000	1999	1998	1997
FINANCIAL					
Revenue	$ 274.9	$ 234.7	$ 108.4	$ 55.7	$ 53.7
Cash flow from operations	152.9	138.2	55.3	19.6	26.4
Per share, basic ($)	2.81	2.63	1.12	0.42	0.70
Net earnings	65.7	61.4	20.0	3.4	11.4
Per share, basic ($)	1.21	1.17	0.40	0.07	0.30
Capital expenditures	162.9	165.5	46.3	149.8	78.6
Total assets	605.8	489.7	303.3	264.7	130.2
Total long-term debt	101.1	101.6	95.5	93.9	17.5
Shareholders' equity	$ 279.0	$ 213.4	$ 149.1	$ 123.8	$ 77.7
Common shares outstanding (millions)					
End of period	55.0	54.5	51.4	49.2	42.1
Weighted average	54.5	52.5	49.6	46.7	37.8
Diluted, end of period	58.4	59.1	56.0	53.8	45.6
Share trading ($)					
High	$ 12.50	$ 8.85	$ 6.85	$ 9.25	$ 9.75
Low	7.15	4.00	2.00	2.50	3.85
Close	$ 10.00	$ 8.00	$ 4.45	$ 2.85	$ 8.25
OPERATIONS					
Production					
Crude oil (bbls/d)	11,587	9,948	8,293	6,877	4,825
NGLs (bbls/d)	1,729	1,713	1,269	838	651
Natural gas (mmcf/d)	54.2	40.1	27.4	18.7	11.0
Total (boe/d gas at 6:1)	22,354	18,341	14,133	10,828	7,305
Total (boe/d gas at 10:1)	18,739	15,669	12,305	9,583	6,573
Average realized price					
WTI reference (US$/bbl)	$ 25.94	$ 30.19	$ 19.24	$ 14.43	$ 20.61
Crude oil ($/bbl)	34.83	36.40	23.64	14.34	22.33
NGLs ($/bbl)	34.58	33.05	19.43	13.18	19.93
Natural gas ($/mcf)	5.34	5.55	2.78	2.29	2.41
Operating cost ($/boe)	4.07	3.75	3.88	4.88	5.28
Operating netback ($/boe)	21.81	22.94	12.95	6.55	11.65
Cash flow netback ($/boe)	$ 18.74	$ 20.58	$ 10.73	$ 4.96	$ 9.90
Reserves (proven plus 50% probable)					
Crude oil (mmbbls)	52.0	60.7	54.6	51.5	34.9
NGLs (mmbbls)	8.0	7.6	8.4	7.8	5.5
Natural gas (bcf)	222.6	189.6	146.6	140.0	104.5
Total (mmboe gas at 6:1)	97.2	100.0	87.4	82.7	57.7
Total (mmboe gas at 10:1)	82.4	87.3	77.7	73.3	50.8
Reserve replacement as a % of production[1]	158	296	173	675	1,482
Undeveloped landholdings (thousand net acres)	1,236	1,146	898	884	256
Net asset value ($/share, NPV 12%, before tax)	$ 11.06	$ 16.67	$ 8.89	$ 7.70	$ 7.96
Finding & development costs ($/proven boe)[1]	$ 12.38	$ 8.24	$ 5.08	$ 5.55	$ 2.19
Employees at annual report date	139	123	108	92	72

[1] Excludes 2001 reserve revision.

CORPORATE INFORMATION

DIRECTORS

CANADA

Jeffrey S. Boyce
Calgary, Alberta

Charles W. Berard [1,2,3,4,5]
Partner,
Macleod Dixon

Lorenzo Donadeo
Calgary, Alberta

Claudio Ghersinich
Calgary, Alberta

Joseph Killi [1,2,3,4]
President,
Rosebridge Capital Corp.
Calgary, Alberta

FRANCE

Jeffrey S. Boyce
Calgary, Alberta

Jack Anderson
HSD Ernst & Young
Paris, France

Martin Robert
Parentis, France

1 Audit Committee
2 Corporate Governance & Compensation Committee
3 Environment & Safety Committee
4 Independent Reserves Committee
5 Lead Director

OFFICERS & KEY PERSONNEL

CANADA

Jeffrey S. Boyce
President & Chief Executive Officer

Lorenzo Donadeo, P. Eng.
Executive Vice President &
Chief Operating Officer

Claudio Ghersinich, P. Eng.
Executive Vice President,
New Ventures

Chris Baker, B.Sc.
Vice President, Exploration

C. Tom Banks, P. Eng.
Vice President,
Production & Engineering

Stephen E. Bjornson, C.A.
Vice President Finance &
Chief Financial Officer

Doug Reynolds, P. Land
Vice President, Land

Raj Patel, P. Eng
Vice President, Marketing

FRANCE

Martin Robert, P. Eng
Directeur Général,
Vermilion REP S.A.

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

BANKERS

Bank of Montreal
Calgary, Alberta

Canadian Imperial
Bank of Commerce
Calgary, Alberta

BNP Paribas Bank (Canada)
Toronto, Ontario

Société Générale (Canada)
Toronto, Ontario

EVALUATION ENGINEERS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Borden Ladner Gervais LLP
Calgary, Alberta

TRANSFER AGENT

Computershare
Investor Services

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: VRM
TSE 300 Index

HEAD OFFICE

Vermilion Resources Ltd.
2800, 400 4th Avenue S.W.
Calgary, Alberta, Canada
T2P 0J4

Telephone: (403) 269-4884
Facsimile: (403) 264-6306
Email: investor_relations
@vermilionresources.com
Website: www.vermilionresources.com

Investor Relations Contact:
Heather Strang
Telephone (403) 781-9449

FRENCH OFFICE

Vermilion REP S.A.
B.P. No. 5 Route de Pontex
40161 Parentis-en-Born Cedex

Telephone: 33 558 82 95 00
Facsimile: 33 558 82 95 82
Email: vrm@vermilionrep.fr

Printed in Canada by Hemlock Printers Ltd. using vegetable-based inks on Domtar's Luna Matt 80lb cover and text, which is acid-free and recyclable.

ANNUAL GENERAL MEETING

Vermilion's Annual General Meeting of shareholders will be held in the Stephen room of the Hyatt Regency Hotel, 700 Centre Street South, Calgary, Alberta, on Tuesday, June 4, 2002, at 2 p.m. All shareholders are invited to attend, and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

ABBREVIATIONS

AEUB	Alberta Energy Utilities Board
API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
AT	after tax
bbls	barrels
bn bbls	billion barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
mboe/d	thousand barrels of oil equivalent per day
BT	before tax
CAPP	Canadian Association of Petroleum Producers
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt hour
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

Created in Canada by Perspectives MGM Inc., Nolin Branding & Design, DaSilva Graphics Ltd. and Brodylo Morrow Photography.

All photos are of Vermilion's and Aventura's assets and activities.

vermilion resources ltd.

Head office
Vermilion Resources Ltd. 2800, 400 4th Avenue S.W. Calgary Alberta Canada T2P 0J4
Telephone: (403) 269-4884 Facsimile: (403) 264-6306
Email: investor_relations@vermilionresources.com Web site: www.vermilionresources.com

French office
Vermilion REP S.A. B.P. No. 5 Route de Pontex 40161 Parentis-en-Born Cedex
Telephone: 33 558 82 95 00 Facsimile: 33 558 82 95 82 Email: vrm@vermilionrep.fr